Third Quarter 2010 Report to Shareholders

BMO Financial Group Reports Solid Results for its Third Quarter, Earning $669 Million of Net Income
P&C Canada Continues to Deliver Strong Performance with Good Revenue Growth
BMO Capital Markets Results Reflect a More Challenging Capital Markets Environment
Provisions for Credit Losses Continue to Improve
Tier 1 Capital Ratio Remains Strong, at 13.55%

Financial Results Highlights:
Third Quarter 2010 Compared with Third Quarter 2009:
•	Net income of $669 million, up $112 million from a year ago

•	EPS[1] of $1.13 and cash EPS[2] of $1.14, both up $0.16 from a year ago

•	Return on equity of 13.7%, compared with 12.1% a year ago

•	Provisions for credit losses of $214 million, down $203 million from a year ago
Year-to-Date 2010 Compared with a Year Ago:
•	Net income of $2,071 million, compared with $1,140 million in 2009

•	EPS of $3.51 compared with $1.97 and cash EPS of $3.55 compared with $2.01
Toronto, August 24, 2010 – For the third quarter ended July 31, 2010, BMO Financial Group reported net income of $669 million or $1.13 per share. Canadian personal and commercial banking continued to deliver strong performance, with net income of $426 million, up $64 million or 17% from a year ago.
Today, BMO announced a fourth quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.
“The focus we are maintaining on helping our customers succeed and our strategic investments in businesses with good growth potential have translated into a solid year-over-year increase in earnings, adding to our already strong capital position,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Our results underline the benefit of the bank’s diversified business mix.”

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are outlined.

“P&C Canada continues to set the pace for the company, with net income of $426 million, up 17% from a year ago. Revenue was up a healthy 9.3%, driven by volume growth across most products. We have seen year-over-year increases in the average number of product categories used by both personal and commercial customers.
“Our commercial business investments have bolstered our success in meeting the needs of our customers and driven both revenue growth and a growing market share for commercial loans, which now stands at more than 20%, rising from a year ago and the preceding quarter.
“Results in BMO Capital Markets this quarter reflected a more difficult capital markets environment, with significantly lower trading results and fewer opportunities across many businesses. We are continuing to build our capabilities and have made recent hires to help position us for growth across key sectors as the market environment improves.
“PCG’s net income was down slightly as results a year ago included a recovery of prior periods’ taxes. Results were better in most businesses as we continue to deliver the high level of service and advice that our clients expect.
“P&C U.S. is focused on customer acquisition and retention. In personal banking, we’re replicating strong offers across the company. We’ve launched Harris Helpful Steps, patterned after BMO’s SmartSteps program, and we’ve successfully completed the integration of the transferred U.S. mid-market clients into our commercial banking model, organizing the business by specialized sectors.
“In summary, our businesses are focused on the promise of delivering great customer experience and we are producing good results, given the current operating environment. While there are some signs of slower economic growth on both sides of the border, we are encouraged that provisions for credit losses improved again this quarter.”
Mr. Downe also noted that, “This quarter, BMO became carbon neutral with respect to energy and transportation worldwide. This fulfills – on schedule – a commitment we made to our customers and shareholders nearly two years ago. Sustainability and success go hand in hand, and we are proud to be doing our part.”
BMO Financial Group Third Quarter Report 2010 • 1

Operating Segment Overview
P&C Canada
Net income was a strong $426 million, up $64 million or 17% from a year ago. There were revenue increases across each of our personal, commercial and cards businesses, driven by volume growth across most products, the inclusion of Diners Club in our financial results and an improved net interest margin. Good revenue growth together with effective management of operating expenses resulted in strong cash operating leverage of 5.5%. We continue to invest strategically to improve our competitive position while managing our operating expenses prudently.
          Our goal is to be the bank that defines great customer experience. We continue to identify what customers want and need and to maintain our commitment to listen, understand and provide guidance to our customers, resulting in year-over-year increases in the average number of product categories used by both personal and commercial customers.
          In personal banking, our mortgage balances increased this quarter for the first time since exiting the broker market. Our Spring Home Financing Campaign was launched in March and is designed to give the right advice to help customers make the right home financing decisions. We provide customers with a full suite of attractive products to meet their needs, including our Homeowner ReadiLine and our new, straightforward low fixed-rate mortgage.
          In commercial banking, we continue to offer BMO SmartSteps for Business to provide small business owners convenient access to advice on how to manage their business. During the quarter we demonstrated our continued support for the agriculture segment with the launch of AgriInvest and the Prairies Financial Flood Relief Program. We continue to rank second in Canadian business lending market share and our goal is to become the bank of choice for businesses across Canada.
          We are the largest MasterCard issuer in Canada as measured by transaction volumes. We are growing our cards business, while maintaining prudent credit management and have had significantly better credit loss rates than the average of our peers. During the quarter, BMO introduced two new credit card offerings that give small business owners low rates, low fees and simple choices. These new cards feature complimentary membership in the BMO Premium BizAssist program that helps busy small business owners run and protect their business, while delivering significant savings through enhanced rewards and the elimination of an annual card fee.
P&C U.S. (all amounts in U.S. $)
Net income was $38 million, down $14 million or 27% from a year ago. Lower earnings were primarily driven by higher provisions for credit losses on an expected loss basis, the impact of impaired loans and a valuation adjustment on our serviced mortgage portfolio due to lower long-term interest rates. The benefit of loan spread improvement and deposit balance growth was largely offset by the impacts of a decrease in commercial loan balances, due to lower client loan utilization, and deposit spread compression.
          On a basis that adjusts for the impact of impaired loans, a reduction in the Visa litigation accrual and acquisition integration costs, net income was $54 million, down $11 million or 17% from a year ago. The cash productivity ratio was 72.6%. Adjusted on the same basis as above, the cash productivity ratio was 66.2%.
          In the last quarter, we announced our acquisition of certain assets and liabilities of AMCORE Bank N.A., a Rockford, Illinois-based bank. Since the closing of the transaction, we have stabilized the acquired operations, made substantial progress towards major integration milestones and initiated a customer calling program to reach out to priority customers. We are on track to complete the conversion of the business to the Harris platform in the fourth quarter.
          We are progressing on our objective of positioning P&C U.S. for growth through the consolidation of U.S. mid-market clients into our commercial banking model. To provide improved focus and superior advice to our clients, we have added additional resources to support select industry sectors. Leveraging the strong Harris reputation as well as the larger scale of this consolidated commercial banking business should allow us to acquire new customers and grow revenues at a faster pace while improving overall productivity.
          In personal banking, we have developed Harris Helpful Steps. The program was launched in June and delivers five simple steps to help consumers save more, spend smarter and take control of their finances.
          For the second consecutive year, the Harris Contact Center was certified as a Center of Excellence by BenchmarkPortal, in conjunction with Purdue University’s Center for Customer-Driven Quality (CCDQ). BenchmarkPortal is a recognized leader in benchmarking and certifying contact centers and only 10% of applicants earn the designation.

2 • BMO Financial Group Third Quarter Report 2010

Private Client Group (PCG)
Net income was $108 million, a decrease of $5 million or 5.5% from the same quarter a year ago. Results a year ago included a $23 million recovery of prior periods’ income taxes.
          PCG net income, excluding the insurance business, was $74 million, up a strong $28 million or 54% from a year ago as we continue to see growth across all of our businesses. Insurance net income was $34 million for the quarter, down $33 million or 48% largely due to last year’s tax recovery. The insurance business experienced solid growth in net premiums, the benefit of which was more than offset by the effects of unfavourable movements in interest rates and equity markets on policyholder liabilities.
          PCG revenue grew by $23 million or 4.5% as there was solid growth across most of our businesses, driven by a 9.5% (11% in source currency) improvement in client assets under management and administration. Revenue from the insurance business was down overall, as growth from net premiums was more than offset by the effects of unfavourable market movements on policyholder liabilities. We remain focused on continuing to deliver the high level of service and advice that our clients expect, especially in the current economic environment.
          PCG launched eight new Exchange Traded Funds (ETFs) in the quarter, expanding its product line to a total of 30 ETFs. These latest additions further diversify our offering in a number of areas, including the health care and oil and gas sectors. This expansion further demonstrates our commitment to being a leader in the growing Canadian ETF market and offering a full range of investment options to investors.
BMO Capital Markets
Net income was $130 million, a decrease of $180 million or 58% from a year ago. There were lower revenues this quarter after very strong performance in the favourable environments of the preceding four quarters. Lower revenues, both year over year and relative to the second quarter, were driven by a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities. The weaker economic conditions for corporate banking also contributed to the year over year revenue decline. We are continuing to build our capabilities and have made recent hires to help position us for growth across key sectors as the market environment improves.
          BMO Capital Markets was involved in 114 new issues in the quarter including 34 corporate debt deals, 32 government deals, 42 common equity transactions and six issues of preferred shares, raising $51 billion or $12 billion more than in the previous quarter.
Corporate Services
Corporate Services incurred a net loss in the quarter of $35 million. Results were $251 million better than in the prior year due primarily to lower provisions for credit losses. Improved revenues were largely offset by higher expenses. Provisions for credit losses charged to Corporate Services were reduced by $272 million. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.
Caution
The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2010 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from	July 31,	July 31,	Change from
	2010	2010	2010	2009	2009	July 31, 2009	2010	2009	July 31, 2009

Income Statement Highlights
Total revenue	$2,907	$3,049	$3,025	$2,989	$2,978	(2.4)%	$8,981	$8,075	11.2%
Provision for credit losses	214	249	333	386	417	(48.7)	796	1,217	(34.6)
Non-interest expense	1,898	1,830	1,839	1,779	1,873	1.4	5,567	5,602	(0.6)
Net income	669	745	657	647	557	20.1	2,071	1,140	81.7

Net Income by Operating Segment
Personal & Commercial Banking Canada	$426	$395	$403	$398	$362	17.3%	$1,224	$1,017	20.3%
Personal & Commercial Banking U.S.	40	46	51	51	58	(30.9)	137	235	(41.8)
Private Client Group	108	118	113	106	113	(5.5)	339	253	33.7
BMO Capital Markets	130	260	214	260	310	(58.0)	604	613	(1.4)
Corporate Services (a)	(35)	(74)	(124)	(168)	(286)	88.0	(233)	(978)	76.1

Common Share Data ($)
Diluted earnings per share	$1.13	$1.26	$1.12	$1.11	$0.97	$0.16	$3.51	$1.97	$1.54
Diluted cash earnings per share (b)	1.14	1.28	1.13	1.13	0.98	0.16	3.55	2.01	1.54
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00	2.10	2.10	0.00
Book value per share	33.13	32.04	32.51	31.95	31.26	1.87	33.13	31.26	1.87
Closing share price	62.87	63.09	52.00	50.06	54.02	8.85	62.87	54.02	8.85
Total market value of common shares ($ billions)	35.4	35.3	28.9	27.6	29.6	5.8	35.4	29.6	5.8

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2010	2010	2010	2009	2009	July 31, 2009

Balance Sheet Highlights
Assets	$397,386	$390,166	$398,623	$388,458	$415,356	(4.3)%
Net loans and acceptances	173,555	169,753	169,588	167,829	173,553	(0.0)
Deposits	242,791	239,260	240,299	236,156	244,953	(0.9)
Common shareholders’ equity	18,646	17,944	18,054	17,626	17,144	8.8

	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2010	2010	2010	2009	2009	2010	2009

Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	5.6	7.2	3.5	1.8	4.0	5.6	4.0
Diluted earnings per share growth	16.5	+100	+100	4.7	(1.0)	78.2	(27.0)
Diluted cash earnings per share growth (b)	16.3	+100	+100	4.6	(2.0)	76.6	(26.9)
Return on equity	13.7	16.4	14.3	14.0	12.1	14.8	8.5
Cash return on equity (b)	13.9	16.6	14.4	14.2	12.3	14.9	8.7
Net economic profit (NEP) growth (b)	+100	+100	+100	10.4	(35.1)	+100	(+100)
Operating leverage	(3.8)	17.9	24.0	8.5	3.3	11.8	(1.2)
Cash operating leverage (b)	(3.9)	17.7	23.9	8.3	3.3	11.7	(1.2)
Revenue growth	(2.4)	14.8	23.9	6.3	8.4	11.2	9.2
Non-interest expense growth	1.4	(3.1)	(0.1)	(2.2)	5.1	(0.6)	10.4
Cash non-interest expense growth (b)	1.5	(2.9)	0.0	(2.0)	5.1	(0.5)	10.4
Non-interest expense-to-revenue ratio	65.3	60.0	60.8	59.5	62.9	62.0	69.4
Cash non-interest expense-to-revenue ratio (b)	65.0	59.7	60.5	59.2	62.5	61.7	69.0
Provision for credit losses-to-average loans and acceptances (annualized)	0.50	0.59	0.79	0.89	0.94	0.62	0.88
Gross impaired loans and acceptances-to-equity and allowance for credit losses	12.81	14.34	13.11	14.06	12.74	12.81	12.74
Cash and securities-to-total assets ratio	34.6	35.8	33.9	31.9	30.0	34.6	30.0
Tier 1 capital ratio	13.55	13.27	12.53	12.24	11.71	13.55	11.71
Total capital ratio	16.10	15.69	14.82	14.87	14.32	16.10	14.32
Credit rating (d)
DBRS	AA	AA	AA	AA	AA	AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa1	Aa1	Aa2	Aa1
Standard & Poor’s	A+	A+	A+	A+	A+	A+	A+
Twelve month total shareholder return	22.4	68.7	67.1	25.1	21.4	22.4	21.4
Dividend yield	4.45	4.44	5.38	5.59	5.18	4.45	5.18
Price-to-earnings ratio (times)	13.6	14.1	13.6	16.3	17.8	13.6	17.8
Market-to-book value (times)	1.90	1.97	1.60	1.57	1.73	1.90	1.73
Net economic profit (loss) ($ millions) (b)	158	264	171	159	79	593	(227)
Return on average assets	0.67	0.78	0.66	0.63	0.52	0.70	0.34
Net interest margin on average earning assets	1.88	1.88	1.85	1.73	1.74	1.87	1.60
Non-interest revenue-to-total revenue	46.0	50.1	49.3	51.7	50.8	48.5	48.9
Equity-to-assets ratio	5.3	5.3	5.2	5.2	4.7	5.3	4.7

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.

(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

(d)	For a discussion of the significance of these credit ratings, see “Credit Ratings” on p.16 of Management’s Discussion and Analysis.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Management’s Discussion and Analysis
MD&A commentary is as of August 24, 2010. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended July 31, 2010, included in this document, and the annual MD&A for the year ended October 31, 2009, included in BMO’s 2009 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q3-2010	vs. Q3-2009		vs. Q2-2010		YTD-2010	vs. YTD-2009

Net interest income	1,571	105	7%	49	3%	4,625	497	12%
Non-interest revenue	1,336	(176)	(12%)	(191)	(12%)	4,356	409	10%

Revenue	2,907	(71)	(2%)	(142)	(5%)	8,981	906	11%
Specific provision for credit losses	214	(143)	(40%)	(35)	(14%)	796	(361)	(31%)
Increase in the general allowance	–	(60)	(+100%)	–	–	–	(60)	(+100%)

Total provision for credit losses	214	(203)	(49%)	(35)	(14%)	796	(421)	(35%)
Non-interest expense	1,898	25	1%	68	4%	5,567	(35)	(1%)
Provision for income taxes	107	(5)	(5%)	(100)	(48%)	491	(432)	(+100%)
Non-controlling interest in subsidiaries	19	–	–	1	1%	56	(1)	(2%)

Net income	669	112	20%	(76)	(10%)	2,071	931	82%

Amortization of acquisition-related intangible assets (after tax) (1)	9	–	–	2	18%	23	(4)	(23%)
Cash net income (2)	678	112	20%	(74)	(10%)	2,094	927	79%

Earnings per share – basic ($)	1.13	0.16	16%	(0.14)	(10%)	3.53	1.56	79%
Earnings per share – diluted ($)	1.13	0.16	16%	(0.13)	(10%)	3.51	1.54	78%
Cash earnings per share – diluted ($) (2)	1.14	0.16	16%	(0.14)	(11%)	3.55	1.54	77%
Return on equity (ROE)	13.7%		1.6%		(2.7%)	14.8%		6.3%
Cash ROE (2)	13.9%		1.6%		(2.7%)	14.9%		6.2%
Productivity ratio	65.3%		2.4%		5.3%	62.0%		(7.4%)
Cash productivity ratio (2)	65.0%		2.5%		5.3%	61.7%		(7.3%)
Operating leverage	(3.8%)		nm		nm	11.8%		nm
Cash operating leverage (2)	(3.9%)		nm		nm	11.7%		nm
Net interest margin on earning assets	1.88%		0.14%		–	1.87%		0.27%
Effective tax rate	13.4%		(3.0%)		(8.0%)	18.8%		14.1%
Capital Ratios:
Tier 1 Capital Ratio	13.55%		1.84%		0.28%	13.55%		1.84%
Total Capital Ratio	16.10%		1.78%		0.41%	16.10%		1.78%
Net income:
Personal and Commercial Banking	466	46	11%	25	6%	1,361	109	9%
P&C Canada	426	64	17%	31	8%	1,224	207	20%
P&C U.S.	40	(18)	(31%)	(6)	(14%)	137	(98)	(42%)
Private Client Group	108	(5)	(6%)	(10)	(9%)	339	86	34%
BMO Capital Markets	130	(180)	(58%)	(130)	(50%)	604	(9)	(1%)
Corporate Services, including Technology and Operations (T&O)	(35)	251	88%	39	53%	(233)	745	76%

BMO Financial Group Net Income	669	112	20%	(76)	(10%)	2,071	931	82%

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.
4 • BMO Financial Group Third Quarter Report 2010

Management’s Responsibility for Financial Information
Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended July 31, 2010 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at July 31, 2010, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
          Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended July 31, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2009 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2010 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 32 and 33 of BMO’s 2009 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          In concluding that we will complete the conversion of the operations acquired through the second quarter Rockford, Illinois-based bank transaction, we have assumed that no competing priorities emerge that take a priority claim to the needed staffing and technical resources and that no serious systems problems arise on the conversion.
          Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business, including those described under the heading Economic Outlook and Review, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
BMO Financial Group Third Quarter Report 2010 • 5

Economic Outlook and Review
Canada’s economic recovery is continuing, albeit at a more moderate rate than earlier in the year. Employment is growing briskly and business investment has picked up. However, consumer spending is moderating and housing has slowed from the high levels of activity last year. Since the recession ended last summer, the economy has regained nearly all of its lost output and jobs. It is expected to continue growing at a moderate rate this year, supported by still-low interest rates, expansive fiscal policy and steady global demand for commodities. However, housing should weaken further because some demand was pulled forward in anticipation of higher interest rates, tighter mortgage rules and the new harmonized sales tax introduced in Ontario and British Columbia. Exports are expected to slow in response to a stronger Canadian dollar. The economy is projected to grow 3.2% in 2010 and 2.8% in 2011, lowering the unemployment rate to 7.4% at the end of 2011. The Bank of Canada will likely continue to tighten monetary policy gradually in the year ahead. Higher interest rates should restrain growth in personal credit and residential mortgages, although rising business investment will support commercial loan demand.
          The U.S. economy continues to grow moderately, supported by expansionary monetary and fiscal policies and healthy global demand. Business capital spending remains strong amid solid earnings growth. However, personal consumption has been restrained by weak employment growth, tight credit conditions and balance sheet deleveraging. Commercial real estate remains weak, due to high vacancy rates, and home sales fell sharply after the homebuyer tax credit ended in April. The U.S. economy is projected to grow 2.9% in 2010 and 2.7% in 2011, with support from low interest rates tempered by tighter fiscal policy next year. Consumer and business loan demand should improve slowly as credit standards ease. With unemployment high and inflation low, the Federal Reserve is expected to maintain its policy of very low interest rates well into 2011. Capital markets activity should benefit as the economic expansion continues, with companies taking advantage of low interest rates to issue new debt or refinance.
          Our U.S. banking operations are largely located in the Midwest, a region that is generally tracking the national growth trend. Manufacturing and consumer spending have slowed somewhat from earlier in the year, while housing and commercial real estate remain weak. The Midwest economy is expected to grow moderately in the year ahead, consistent with the rest of the country.
          This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the third quarter of 2009 due to the weakening of the U.S. dollar, but were increased relative to the second quarter of 2010 by the strengthening of the U.S. dollar from the second quarter. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 6% from a year ago and rose by 2% from the average of the second quarter of 2010. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q3-2010		YTD-2010 vs.
(Canadian $ in millions, except as noted)	vs. Q3-2009	vs. Q2-2010	YTD-2009

Canadian/U.S. dollar exchange rate (average)
Current period	1.0453	1.0453	1.0439
Prior period	1.1102	1.0273	1.1925
Increased (decreased) revenue	(45)	12	(329)
Decreased (increased) expense	29	(8)	191
Decreased (increased) provision for credit losses	7	(1)	63
Decreased (increased) income taxes and minority interest	–	–	17

Increased (decreased) net income	(9)	3	(58)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, the hedging activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. The U.S. dollar strengthened over the course of the current quarter, as the exchange rate increased from Cdn$1.0158 per U.S. dollar at April 30, 2010 to an average of Cdn$1.0453. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. Hedging transactions resulted in an after-tax gain of $5 million for the year to date.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was $158 million (see the Non-GAAP Measures section), compared with $264 million in the second quarter and $79 million in the third quarter of 2009.
          BMO’s average annual total shareholder return for the five-year period ended July 31, 2010 was 5.6%.

6 • BMO Financial Group Third Quarter Report 2010

Net Income
Q3 2010 vs Q3 2009
Net income was $669 million for the third quarter of 2010, up $112 million or 20% from a year ago. Earnings per share were $1.13, compared with $0.97. Results a year ago were reduced by a $60 million ($39 million after tax and $0.07 per share) increase in the general allowance for credit losses, as set out in the Notable Items section that follows at the end of this MD&A.
          Provisions for credit losses in the current quarter were $203 million lower than a year ago due to the improved U.S. credit environment and the prior year’s increase in the general allowance.
          P&C Canada net income increased a strong $64 million or 17%. Increased revenues were driven by volume growth across most products, the inclusion of Diners Club revenues in our financial results and an improved net interest margin. Expenses increased due to the inclusion of Diners Club results and initiative spending in support of business growth.
          P&C U.S. net income decreased Cdn$18 million, or by US$14 million to US$38 million. Lower earnings were primarily driven by a higher provision for credit losses on an expected loss basis, the impact of impaired loans and a valuation adjustment on our serviced mortgage portfolio due to lower long-term interest rates. Loan spread improvement and deposit balance growth drove an increase in revenue, partially offset by a decrease in commercial loan balances due to lower client loan utilization and deposit spread compression. Our Rockford Illinois-based bank transaction increased revenue by US$18 million, expenses by US$16 million, excluding acquisition integration costs, and net income by US$1 million.
          Private Client Group net income decreased $5 million or 5.5%. Results in the prior year included a recovery of prior periods’ income taxes in the insurance business. Otherwise, results improved as we continued to see strong growth across most of our businesses. The insurance business experienced solid growth in net premiums, the benefit of which was more than offset by the effects of unfavourable movements in interest rates and equity markets on policyholder liabilities.
          BMO Capital Markets net income decreased $180 million or 58%. After a very strong financial performance driven by the favourable environment in the first half of the current year, revenues were weak this quarter, falling from the strong levels of a year ago due to a challenging trading environment. There were higher provisions for credit losses on an expected loss basis and employee costs decreased this quarter, in line with revenue performance.
          Corporate Services net loss of $35 million was $251 million better than in the prior year, primarily due to lower provisions for credit losses.
Q3 2010 vs Q2 2010
Net income decreased $76 million or 10% from the second quarter. There were lower revenues and higher expenses. Provisions for credit losses decreased $35 million.
          P&C Canada net income increased $31 million or 7.7% largely due to more days in the current quarter and a modest recovery of prior periods’ income taxes.
          P&C U.S. net income decreased Cdn$6 million, or by US$7 million to US$38 million, primarily due to a valuation adjustment on our serviced mortgage portfolio, driven by lower long-term interest rates, and acquisition integration costs.
          Private Client Group net income decreased $10 million or 8.8% due to the decrease in the results of the insurance business as a result of the effects of adverse market movements on policyholder liabilities.
          After having delivered a strong second quarter, BMO Capital Markets net income decreased $130 million or 50%. The revenue decline was a result of significantly lower trading revenue, which was partially offset by stronger performance from our interest-rate-sensitive businesses and increased debt underwriting fees.
          Corporate Services net loss of $35 million was $39 million better, due primarily to lower provisions for credit losses.
Q3 YTD 2010 vs Q3 YTD 2009
Net income increased $931 million to $2,071 million. Net income in the comparable period of 2009 was lowered by notable items totalling $440 million after tax in respect of capital markets environment charges, severance costs and an increase in the general allowance for credit losses, as set out in the Notable Items section.
          In P&C Canada, net income increased $207 million or 20%, driven by volume growth across most products, an improved net interest margin and the inclusion of seven months of Diners Club financial results in the current year.
          P&C U.S. net income of US$131 million fell US$64 million or 33%. Loan spread improvement was more than offset by the decline in commercial loan balances, due to lower client utilization and deposit spread compression. We also experienced higher provisions for credit losses on an expected loss basis, increased expenses on impaired loans and a valuation adjustment on our serviced mortgage portfolio due to lower long-term interest rates.
          Private Client Group net income increased $86 million or 34% from the prior year. Results reflected revenue growth across all of our businesses. Insurance revenue increased from higher net premiums, including the benefit of the BMO Life Assurance acquisition late in the second quarter of 2009, partially offset by the effects of adverse market movements on policyholder liabilities.
          BMO Capital Markets net income decreased $9 million or 1.4% to $604 million. Revenue rose $170 million or 7.4% due to investment securities gains in the current year, compared to large investment securities losses in the prior year in the weaker capital markets environment. Mergers and acquisitions and debt underwriting fees also improved. In contrast, net interest income declined due to significantly lower revenues from our interest-rate-sensitive businesses and lower corporate banking net interest income from reduced asset levels, partially offset by higher trading net interest income. Total trading revenues have decreased from the prior year.

BMO Financial Group Third Quarter Report 2010 • 7

          Corporate Services net loss improved $745 million from a year ago. The improvement was attributable to significantly higher revenues, a large reduction in provisions for credit losses and reduced expenses. Improved revenues were driven by a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions. Revenues in 2009 were lowered by funding activities that enhanced our strong liquidity position. There were $118 million ($80 million after tax) of severance costs recorded in the second quarter of 2009, as set out in the Notable Items section.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services results.
          In the current quarter and for applicable prior periods, we have now accounted for certain BMO Capital Markets transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO Capital Markets manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO Capital Markets with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups.
          Total revenue decreased $71 million or 2.4% from a year ago primarily due to a significant reduction in BMO Capital Markets. Revenue was appreciably higher in P&C Canada and in Corporate Services. The Rockford, Illinois-based bank transaction added to revenues in the quarter. The weaker U.S. dollar decreased revenue growth by $45 million or 1.5 percentage points, primarily in BMO Capital Markets and P&C U.S.
          Revenue decreased $142 million or 4.7% from the second quarter of 2010, due largely to lower revenues in BMO Capital Markets. The stronger U.S. dollar increased revenue growth by $12 million or 0.4 percentage points.
          Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $105 million or 7.2% from a year ago due primarily to improvement in P&C Canada and Corporate Services. There was a reduction in BMO Capital Markets. As discussed in the section above, certain amounts reflected in Capital Markets in prior periods have been restated to reflect their teb with an offsetting adjustment in Corporate Services.
          BMO’s overall net interest margin improved 14 basis points year over year to 1.88%. There were increases in P&C Canada and P&C U.S. In P&C Canada, the improvement was due mainly to an increase in spreads on deposit products from unusually low levels a year ago. In P&C U.S., the improvement was due to better loan spreads and deposit balance growth, partially offset by deposit spread compression. In BMO Capital Markets the decrease was mainly due to lower spreads on lending assets partly offset by higher spreads in trading assets. Corporate Services improved net interest income was primarily due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions.
          Average earning assets decreased $4 billion or 1.2% relative to a year ago, but adjusted to exclude the impact of the weaker U.S. dollar, increased by $3 billion. On a Canadian dollar basis, the decrease was driven by a reduction in BMO Capital Markets due mainly to reduced money market and corporate lending assets. P&C U.S. average earning assets were also lower as underlying origination growth was more than offset by lower client loan utilization and new mortgage originations being sold in the secondary market. There was volume growth in P&C Canada and Private Client Group.
          Relative to the second quarter, net interest income rose $49 million or 3.2%. The increase was mainly due to more days this quarter as well as increased group margins in P&C Canada and P&C U.S. P&C Canada margin rose due primarily to higher volumes in more profitable products and higher mortgage refinancing fees. P&C U.S. net interest margin growth was attributable to improved loan spreads. BMO’s overall net interest margin was unchanged. Increased group margins in P&C Canada and P&C U.S. were offset by lower net interest income in Corporate Services and a lower margin in BMO Capital Markets due to decreased spreads on trading assets. Average earning assets decreased $0.5 billion as a decrease in trading assets in BMO Capital Markets offset growth in P&C Canada. The stronger U.S. dollar this quarter increased total bank earning assets by $2 billion.
          Year to date, net interest income increased $497 million or 12%, due largely to growth in P&C Canada and Corporate Services.
          BMO’s overall net interest margin improved 27 basis points for the year to date to 1.87%. Improved margin in P&C Canada was due mainly to actions taken in 2009 to mitigate the impact of rising long-term funding costs and higher volumes in more profitable products. In P&C U.S., improved loan spreads were only partially offset by lower deposit income due to spread compression and lower deposit balances. Corporate Services improved net interest income was primarily due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions. Revenues in 2009 were lowered by funding activities that enhanced our strong liquidity position. BMO Capital Markets’ margin was flat as higher spreads on trading assets were offset by lower spreads on money market and corporate lending assets.
          Average earning assets for the year to date decreased $15 billion or 4.3% relative to a year ago, but increased by $1 billion adjusted to exclude the impact of the weaker U.S. dollar. On a Canadian dollar basis, the decrease was driven by a reduction in BMO Capital Markets due mainly to reduced money market and corporate lending assets. P&C U.S. average earning assets were also lower due in part to the weaker U.S. dollar. There were increases in average earning assets of P&C Canada, due mainly to strong growth in consumer lending and the addition of Diners Club cards balances. Private Client Group assets also increased, due mainly to the acquisition of BMO Life Assurance.

8 • BMO Financial Group Third Quarter Report 2010

Net Interest Margin (teb)*

		Increase	Increase		Increase
		(Decrease) vs.	(Decrease) vs.		(Decrease) vs.
(In basis points)	Q3-2010	Q3-2009	Q2-2010	YTD-2010	YTD-2009

P&C Canada	296	9	5	294	14
P&C U.S.	370	59	15	353	41

Personal and Commercial Client Group	308	17	5	305	18
Private Client Group **	277	(16)	(3)	279	(73)
BMO Capital Markets	95	(1)	(6)	96	(1)
Corporate Services, including Technology and Operations (T&O)***	nm	nm	nm	nm	nm

Total BMO	188	14	–	187	27

Total Canadian Retail****	295	5	7	293	8

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.

**	PCG’s Q2 2009 acquisition of BMO Life Assurance added assets that earn non-interest revenue, accounting for a reduction in PCG’s net interest margin of 66 basis points for the year to date. Adjusted to exclude the impact of the acquisition, PCG’s net interest margin for the year to date decreased 7 basis points year over year.

***	Corporate Services net interest income is negative and lowers BMO’s overall net interest margin to a greater degree in 2009 than in 2010.

****	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm – not meaningful

Non-Interest Revenue
Non-interest revenue is detailed in the attached unaudited consolidated financial statements. Non-interest revenue decreased $176 million or 12% from a year ago. The decrease was due to reduced revenues in BMO Capital Markets.
          There were significant decreases in trading revenues, driven by a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities. Securitization revenue, insurance revenue and underwriting fees were also lower. There were increases in mutual fund revenues and securities commissions as well as investment securities gains. Card fees also increased, due largely to the Diners Club acquisition in the first quarter of 2010.
          Securitization revenues decreased $35 million from a year ago to $167 million. There was a $1.6 billion reduction in securitized assets. Revenues included gains of $20 million on the sale of loans for new securitizations, up $5 million from a year ago, and gains of $107 million on sales of loans to revolving securitization vehicles, down $42 million from a year ago. The combined impact of securitizing assets in the current and prior periods decreased pre-tax income in the current quarter by $21 million. We recorded securitization revenues of $167 million. We recognized less interest income ($126 million less); reduced credit card fees ($112 million less); and lower provisions for credit losses ($50 million less). We securitize loans primarily to obtain alternate sources of cost-effective funding. In the quarter, we securitized $1.7 billion of residential mortgage loans. Securitizations are detailed in Note 3 to the attached unaudited consolidated financial statements.
          Relative to the second quarter, non-interest revenue decreased $191 million or 12%. The decrease was primarily attributable to BMO Capital Markets with a smaller reduction in Private Client Group.
          Trading revenues were significantly lower, driven by a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities. Investment securities gains and insurance revenues were also lower. Securitization revenues, lending fees and other revenues increased.
          Year to date, non-interest revenue increased $409 million or 10% due primarily to BMO Capital Markets. The improvement was largely attributable to the prior year’s $471 million charge related to the Canadian credit protection vehicle, as outlined in the Notable Items section. There was very strong growth in investment securities gains due to the large losses in the prior year. There were good increases in card services revenues, securities commissions, mergers and acquisitions fees and debt underwriting fees due to better economic conditions. There was good growth in P&C Canada due to higher revenue from cards, due largely to the inclusion of seven months of Diners Club financial results in the current year. Securitization revenues and trading revenues were sharply lower than a year ago.
Non-Interest Expense
Non-interest expense is detailed in the attached unaudited consolidated financial statements. Non-interest expense increased $25 million or 1.4% from a year ago to $1,898 million. The weaker U.S. dollar reduced expense growth by $29 million or 1.6 percentage points. Expense growth was largely due to the Rockford, Illinois-based bank transaction in the second quarter, higher initiative spending and increased provincial sales tax (PST). There were also increases in premises and equipment including computer costs, related to software development, and in professional fees, primarily related to supporting our business growth. Employee compensation costs were lower due in large part to reduced performance-based compensation, partly offset by higher salaries from increased staffing in all groups, reflecting our strategic investments.
          Non-interest expense increased $68 million or 3.8% from the second quarter. The stronger U.S. dollar increased expense growth by $8 million or 0.5 percentage points and more calendar days in the third quarter also contributed to the increase in expense. There were increases for investments in technology, as well as increases in professional fees, as outlined above, PST and capital taxes. Costs of the acquired business also contributed to expense growth. Employee compensation costs were slightly lower due to reductions in performance-based costs and severance, despite higher staffing levels as we invest in the businesses.
          Year to date, non-interest expense decreased $35 million or 0.6% to $5,567 million. The weaker U.S. dollar lowered expense growth by $191 million or 3.4 percentage points. Employee compensation costs decreased as results a year ago included a $118 million severance charge in

BMO Financial Group Third Quarter Report 2010 • 9

Corporate Services. Adjusted for the severance charge, increased employee compensation costs included higher performance-based compensation, in line with improved results, partly offset by lower salaries and benefits costs. There were reductions in premises costs including computer costs, professional fees and deposit insurance. The foregoing reductions were offset in part by the effect of acquired businesses. Cash operating leverage for the year-to-date period was 11.7%. We continue to focus on managing our expenses while growing and investing in our businesses.
          On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions. The result is expected to be a net increase in expense to our Canadian operations but the increase is not expected to be significant.
Risk Management
The most significant risks we face continue to relate to uncertainty regarding the strength of the economic recovery, especially in the United States. While credit migration is lower in most portfolios, in the United States the slow pace of job growth and weak housing market continue to impact the residential real estate portfolios. U.S. commercial real estate markets also remain weak. In addition, concerns over European sovereign debt may add volatility to the fragile recovery.
          Credit losses in the loan portfolio continue to moderate. Specific provisions for credit losses in the third quarter of 2010 were $214 million or an annualized 50 basis points of average net loans and acceptances, compared with $249 million or 59 basis points in the second quarter of 2010 and $357 million or 81 basis points in the third quarter of 2009. The decrease in current quarter provisions was mainly driven by lower migration in the portfolio, given the economic recovery, and higher reversals and recoveries than experienced a year ago.
          On a geographic basis, specific provisions in Canada and other countries were $110 million in the third quarter of 2010, $126 million in the second quarter of 2010 and $164 million in the third quarter of 2009. Provisions in the United States for the comparable periods were $104 million, $123 million and $193 million, respectively.
          There was no general provision in the quarter or in the second quarter of 2010. There was a $60 million increase in the general allowance in the third quarter of 2009. The small increase in the general allowance during the current quarter was due to changes in foreign exchange rates.
          BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.
          Actual credit losses in the third quarter of 2010 were: $171 million in P&C Canada; $103 million in P&C U.S.; and a recovery of $10 million in BMO Capital Markets. The P&C Canada losses of $171 million include credit losses of $50 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and are therefore not included in BMO’s $214 million of specific provisions.
          Actual credit losses in the second quarter of 2010 were: $205 million in P&C Canada (which includes losses of $55 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $101 million in P&C U.S.; $2 million in PCG and a recovery of $4 million in BMO Capital Markets.
          Actual credit losses in the third quarter of 2009 were: $177 million in P&C Canada (which includes losses of $43 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $132 million in P&C U.S.; $7 million in PCG and $84 million in BMO Capital Markets.
          Formations decreased in the current quarter, with new impaired loan formations totalling $242 million, down from $366 million in the preceding quarter and from $549 million in the same quarter a year ago. U.S.-related formations accounted for over half of BMO’s total new formations. Total gross impaired loans were $3,128 million at the end of the current reporting period, down from $3,405 million at the end of the second quarter and up from $2,913 million in the third quarter of 2009. Impaired loans in the third quarter include $327 million (down from the preliminary estimate of $437 million in the preceding quarter) of the loans acquired in the second quarter Rockford, Illinois-based bank transaction. No allowance was required on the acquisition in the second quarter because the loans were recorded at fair market value. Under the terms of the transaction, the Federal Deposit Insurance Corporation (FDIC) absorbs 80% of losses on the acquired loans. Excluding those loans in both periods, gross impaired loans, at $2,801 million, were down from $2,968 million at the end of second quarter. The impaired loans from the acquisition are not included in the formations figures above.
          The total allowance for credit losses at the end of the quarter was $1,879 million, compared with $1,885 million in the preceding quarter. Allowances were comprised of a specific allowance of $577 million and a general allowance of $1,302 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets and is assessed on a quarterly basis. There were $13 million of impaired loan sales in the current quarter, $5 million of sales in the second quarter of 2010 and $40 million of sales in the third quarter a year ago.
          BMO’s loan book continues to be comprised of consumer and commercial portfolios that are well diversified. Total consumer and commercial loans represented 86.1% of the loan portfolio at the end of the quarter, up from 86.0% in the second quarter and 78.7% a year ago. Approximately 88.2% of the total consumer portfolio is comprised of secured loans. Excluding credit card loans, approximately 90.7% of consumer loans are secured.
          In the United States, the consumer portfolio totals US$14.8 billion and is primarily comprised of three main asset classes: residential first mortgages 33%, home equity products 33% and indirect automobile loans 29%. The consumer portfolio continues to be pressured by weak job and housing markets. The U.S. commercial real estate market remains weak.
          In the euro zone region, BMO’s exposures to Greece, Ireland, Italy, Portugal and Spain are mostly related to financial institutions for trade finance, lending and trading products. There was no significant change in the exposure of BMO or the BMO-managed structured investment vehicles to the

10 • BMO Financial Group Third Quarter Report 2010

region during the quarter. Exposures remain modest but we continue to monitor the portfolio.
          BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 88 of BMO’s 2009 Annual Report.
          There have been no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position. At the end of the quarter, the cash and securities to total assets ratio was 34.6% and customer deposits and capital equalled 105.7% of total loans, decreasing by 1.2% and 1.6%, respectively, from the second quarter of 2010. Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding.
          In the first quarter of 2010, global regulators issued a consultative liquidity proposal that would lead to higher liquidity and funding risk management costs if implemented. In the second quarter, BMO along with other Canadian banks provided OSFI with information to allow global regulators to assess the implications of the proposal. In late July, global regulators released an update to the consultative liquidity proposal that included a number of changes that will partially mitigate the higher costs. We anticipate that final requirements and the related transition plan will be outlined by the global regulators later this calendar year.
          Trading and Underwriting Market Value Exposure (MVE) decreased quarter over quarter. The decrease was primarily due to reduced interest rate exposure, particularly in the mark-to-market portfolios. Changes in other risk factors were generally small. There were no significant changes in our trading and underwriting management practices during the quarter.
          There was no significant change in our structural market risk management practices during the quarter. There was a decrease in structural earnings risk since year end, largely related to a model recalibration. BMO’s asset-liability profile at the end of the quarter results in a structural earnings benefit from interest rate increases and a structural earnings exposure to interest rate decreases.
          There were also no significant changes in the risk management practices or risk levels of our insurance business during the quarter. From an asset-liability management perspective, our insurance business is primarily exposed to interest rate risk. It is also exposed, to a lesser degree, to equity risk. Our reinsurance business also covers property losses resulting from natural catastrophes; the maximum possible loss from the natural catastrophes business in any year is capped below $75 million.
          This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q3-2010	Q2-2010	Q3-2009	YTD-2010	YTD-2009

New specific provisions	316	358	415	1,077	1,317
Reversals of previously established allowances	(57)	(69)	(23)	(149)	(57)
Recoveries of loans previously written-off	(45)	(40)	(35)	(131)	(103)

Specific provision for credit losses	214	249	357	796	1,157
Increase in the general allowance	–	–	60	–	60

Provision for credit losses	214	249	417	796	1,217

Specific PCL as a % of average net loans and acceptances (annualized)	0.50%	0.59%	0.81%	0.62%	0.83%
PCL as a % of average net loans and acceptances (annualized)	0.50%	0.59%	0.94%	0.62%	0.88%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period	3,405	3,134	2,972	3,297	2,387
Additions to impaired loans & acceptances	242	366	549	1,064	1,955
Additions (reductions) to impaired loans due to acquisitions	(110)	437	–	327	–
Reductions in impaired loans & acceptances (2)	(129)	(242)	(233)	(636)	(272)
Write-offs	(280)	(290)	(375)	(924)	(1,157)

GIL, End of Period (1)	3,128	3,405	2,913	3,128	2,913

GIL as a % of gross loans & acceptances (excluding acquisitions)	1.61%	1.73%	1.66%	1.61%	1.66%
GIL as a % of gross loans & acceptances (including acquisitions)	1.78%	1.98%	1.66%	1.78%	1.66%
GIL as a % of equity and allowance for credit losses (excluding acquisitions)	11.47%	12.50%	12.74%	11.47%	12.74%
GIL as a % of equity and allowances for credit losses (including acquisitions)	12.81%	14.34%	12.74%	12.81%	12.74%

(1)	GIL for Q3-2010 include $327 million, (Q2-2010 $437 million) relating to the U.S. portfolio acquired in Q2-2010 that were recorded at market value. All loans in this portfolio are covered by a loss sharing agreement, with the FDIC absorbing 80% of loan losses.

(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q3-10 $187 million; Q2-10 $204 million; and Q3-09 $187 million).
BMO Financial Group Third Quarter Report 2010 • 11

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended July 31, 2010				As at April 30, 2010	As at October 31, 2009
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodities Risk	(0.2)	(0.3)	(0.4)	(0.2)	(0.2)	(0.7)
Equity Risk	(6.0)	(6.6)	(10.1)	(5.2)	(5.3)	(10.2)
Foreign Exchange Risk	(2.3)	(2.6)	(5.1)	(0.7)	(3.4)	(0.8)
Interest Rate Risk (Mark-to-Market) (1)	(7.0)	(8.6)	(14.3)	(6.6)	(11.0)	(18.4)
Diversification	5.6	6.5	nm	nm	7.5	11.4

Comprehensive Risk	(9.9)	(11.6)	(14.9)	(8.7)	(12.4)	(18.7)
Interest Rate Risk (accrual)	(2.8)	(4.1)	(4.9)	(2.8)	(4.9)	(7.3)
Issuer Risk	(2.7)	(3.1)	(4.4)	(1.9)	(3.4)	(1.9)

Total MVE	(15.4)	(18.8)	(22.7)	(15.2)	(20.7)	(27.9)

nm – not meaningful

* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

(1) Measures exclude securities in the available-for-sale portfolio.
Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	July 31 2010	April 30 2010	Oct 31 2009

Market value exposure (MVE) (pre-tax)	(553.1)	(560.2)	(543.2)
12-month earnings volatility (EV) (after-tax)	(55.3)	(54.2)	(69.0)

* Losses are in brackets. Measured at a 99% confidence interval.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)		Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

	Jul. 31 2010	Apr. 30 2010	Oct. 31 2009	Jul. 31 2010	Apr. 30 2010	Oct. 31 2009

100 basis point increase	(415.7)	(381.6)	(353.2)	14.3	32.9	11.0
100 basis point decrease	311.8	309.0	254.2	(25.8)	3.1	(75.6)

200 basis point increase	(876.2)	(816.1)	(779.2)	8.3	29.6	(10.6)
200 basis point decrease	710.2	550.7	392.8	(17.2)	(6.5)	(62.9)

*	Losses are in brackets and benefits are presented as positive numbers.

**	For the bank’s Insurance businesses, a 100 basis point increase in interest rates results in an increase in earnings after tax of $75 million and an increase in before tax economic value of $254 million ($82 million and $240 million, respectively, at Apr. 30, 2010). A 100 basis point decrease in interest rates results in a decrease in earnings after tax of $68 million and a decrease in before tax economic value of $260 million ($68 million and $237 million, respectively, at Apr. 30, 2010). These impacts are not reflected in the table above.

Income Taxes
As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a teb and report accordingly.
          The provision for income taxes decreased $5 million from the third quarter of 2009 and $100 million from the second quarter of 2010, to $107 million. The effective tax rate for the quarter was 13.4%, compared with 16.4% in the third quarter of 2009 and 21.4% in the second quarter of 2010. The lower effective tax rate in the current quarter was primarily due to proportionately higher tax-exempt income and recoveries of prior periods’ income taxes. The income tax provision for the current year to date increased $432 million from a year ago to $491 million, resulting in an effective rate of 18.8% year to date, compared with an effective tax rate of 4.7% for the same period last year. The higher effective tax rate for the year to date relative to 2009 was primarily due to proportionately lower income from lower tax-rate jurisdictions, and lower tax-exempt income.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery in shareholders’ equity of $45 million for the quarter and an income tax charge of $175 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.

12 • BMO Financial Group Third Quarter Report 2010

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008

Total revenue	2,907	3,049	3,025	2,989	2,978	2,655	2,442	2,813
Provision for credit losses – specific	214	249	333	386	357	372	428	315
Provision for credit losses – general	–	–	–	–	60	–	–	150
Non-interest expense	1,898	1,830	1,839	1,779	1,873	1,888	1,841	1,818
Net income	669	745	657	647	557	358	225	560

Basic earnings per share ($)	1.13	1.27	1.12	1.12	0.97	0.61	0.39	1.06
Diluted earnings per share ($)	1.13	1.26	1.12	1.11	0.97	0.61	0.39	1.06
Net interest margin on earning assets (%)	1.88	1.88	1.85	1.73	1.74	1.55	1.51	1.71
Effective income tax rate (%)	13.4	21.4	20.8	19.2	16.4	4.4	(41.0)	(9.2)
Canadian/U.S. dollar exchange rate (average)	1.05	1.03	1.06	1.08	1.11	1.24	1.23	1.11

Net income:
P&C Canada	426	395	403	398	362	340	315	297
P&C U.S.	40	46	51	51	58	81	96	48

Personal and Commercial Banking	466	441	454	449	420	421	411	345
Private Client Group	108	118	113	106	113	72	68	77
BMO Capital Markets	130	260	214	260	310	188	115	255
Corporate Services, including T&O	(35)	(74)	(124)	(168)	(286)	(323)	(369)	(117)

BMO Financial Group	669	745	657	647	557	358	225	560

BMO’s quarterly earning trends were reviewed in detail on pages 93 and 94 of the 2009 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the fourth quarter of fiscal 2008 through the third quarter of fiscal 2010.
          In the second quarter of 2010, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO Capital Markets. Comparative figures have been restated to reflect the effects of the transfer and conform to the current presentation.
          Notable items have affected revenues in BMO Capital Markets in 2008 and 2009. The fourth quarter of 2008 through the fourth quarter of 2009 reflected charges related to the capital markets environment, with modest charges in the latter half of 2009. BMO Capital Markets results in 2009 were very strong as the trading environment was very favourable. In the first quarter of 2010, reduced volatility and narrower spreads lowered trading revenues but investment banking activities improved. Trading results were higher in the second quarter of 2010 and results were stronger overall, although investment banking activity was more subdued. Trading results were significantly weaker in the third quarter of 2010 due primarily to a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities.
          P&C Canada continued to benefit from strong volume growth over 2009 with favourable movements in market share in a number of key businesses. For the year to date 2010, P&C Canada has continued to perform well with good revenue increases across most products and improved net interest margin. Results also reflect the first quarter 2010 acquisition of the Diners Club franchise.
          P&C U.S. has operated in a difficult economic environment since 2007 and results in 2009 and 2010 have increasingly been impacted by the effect of impaired loans, which reduces revenues and increases expenses. The current economic environment has also led to a drop in loan utilization which has reduced revenue growth and net income. P&C U.S. results in the fourth quarter of 2008 were affected by the completion of the integration of the Wisconsin acquisitions. In the second quarter of 2010, we announced the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank from the FDIC. The acquisition provides an excellent strategic fit that accelerates our growth strategy, adding quality locations and a good customer base that expands our branch network into communities in northern Illinois and southern Wisconsin where we already have a strong and growing commercial banking presence.
          Private Client Group results reflected a decline in earnings in the fourth quarter of 2008 when revenue growth slowed on lower managed and administered assets amid challenging market conditions. Asset levels remained low in the first half of 2009 but improved somewhat in the latter half of 2009 and for the year to date 2010 as equity markets strengthened. Charges in respect of actions taken to assist some of our U.S. clients in the weak capital markets environment lowered results in the fourth quarter of 2008 and first quarter of 2009. Commencing in the second quarter of 2009, results included BMO Life Assurance. Insurance results in the third quarter of 2009 included a $23 million recovery of prior periods’ income taxes. Results in the most recent quarter reflected continued growth in most of our businesses. For the insurance business, the benefit from higher net premiums was more than offset by the effects of unfavourable movements in interest rates and equity markets on policyholder liabilities.
          Corporate Services results have improved from the first half of 2009 due to decreased provisions for credit losses and better revenues. Results in the first nine months of 2009 were affected by reduced revenues related to both the negative carry on certain asset-liability interest rate positions resulting from the impact of market interest changes and the impact of funding activities that enhanced our strong liquidity position, with the impact lessening over time due to management actions and more stable market conditions. Results were also affected by $118 million of severance costs in the second quarter of 2009 and a $60 million increase in the general allowance for credit losses in the third quarter of 2009.

BMO Financial Group Third Quarter Report 2010 • 13

The U.S. dollar weakened in the latter half of 2009 and in the first half of 2010, but strengthened in the current quarter. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.
Balance Sheet
Total assets of $397.4 billion increased $8.9 billion from October 31, 2009. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $4.7 billion. The $8.9 billion increase reflects increases in securities of $8.5 billion, net loans and acceptances of $5.7 billion, cash and cash equivalents and interest bearing deposits with banks of $4.9 billion and other assets of $1.5 billion. These items were partially offset by a decrease in securities borrowed or purchased under resale agreements of $11.7 billion.
          The $8.5 billion increase in securities was primarily due to a $7.2 billion increase in trading securities and a $1.6 billion increase in available-for-sale securities. The increase in trading securities reflects higher activity related to the issuances of equity-linked notes and total return swaps, which increased holdings in underlying equity positions and in government and government guaranteed securities.
          The increase in net loans and acceptances of $5.7 billion was due to an increase in consumer loans of $4.6 billion and higher residential mortgages of $1.6 billion. The growth in the above loans, which includes $1.5 billion in balances as a result of the Rockford, Illinois-based bank transaction and $1.0 billion in loans due to the Diners Club acquisition, was partially offset by lower loans and acceptances to businesses and governments of $0.5 billion. The decrease in loans to businesses and governments was mainly due to decreased corporate loans in both Canada and the United States as borrowers have reduced utilization of loan facilities.
          The $4.9 billion increase in cash and cash equivalents and interest bearing deposits with banks was attributable to growth in cash invested on a short-term basis with the U.S. Federal Reserve owing to deposit growth and lower loan balances.
          The $11.7 billion decrease in securities borrowed or purchased under resale agreements was due to lower trading activity. The decrease in activity is a result of reduced leverage in the market and the rolling off of various large client positions.
          Liabilities and shareholders’ equity increased $8.9 billion from October 31, 2009. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated liabilities by $4.7 billion. The $8.9 billion increase primarily reflects growth in deposits of $6.6 billion, securities sold but not yet purchased of $6.4 billion and shareholders’ equity of $1.0 billion. These factors were partially offset by a decrease in securities lent or sold under repurchase agreements of $4.1 billion, lower subordinated debt of $0.5 billion and lower capital trust securities of $0.3 billion.
          Deposits by individuals, which account for 41% or $99.6 billion of total deposits, increased by $0.2 billion or $1.2 billion in source currency and reflect the addition of $1.6 billion as a result of the Rockford, Illinois-based bank transaction. Deposits by businesses and governments, which account for 51% or $123.9 billion of total deposits, increased $10.1 billion, largely to fund growth in trading securities and to replace maturing deposits by banks. Deposits by banks, which account for the remaining 8% or $19.3 billion of total deposits, decreased $3.7 billion.
          The net increase in securities sold but not yet purchased was due to higher client-driven trading activities related to market opportunities.
          The decrease in subordinated debt was due to the redemption of all of our outstanding 4.0% Series C Medium-Term Notes First Tranche during the first quarter.
          The decrease in the Capital Trust securities was due to the redemption of all of the outstanding BMO BOaTS – series A during the current quarter.
          The increase in shareholders’ equity of $1.0 billion largely reflects an increase in retained earnings and the issuance of common shares through our dividend reinvestment program and the exercise of stock options, partially offset by a higher accumulated other comprehensive loss.
          Contractual obligations by year of maturity were outlined in Table 20 on page 106 of BMO’s 2009 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

14 • BMO Financial Group Third Quarter Report 2010

Capital Management
At July 31, 2010, BMO’s Tier 1 Capital Ratio was 13.55%, with Tier 1 capital of $21.2 billion and risk-weighted assets (RWA) of $156.6 billion. The ratio remains strong, increasing 28 basis points from 13.27% at April 30, 2010, and 131 basis points from 12.24% at October 31, 2009. The increase from the fiscal 2009 year end was due to both growth in capital and lower RWA.
          Our strong capital position provides flexibility in the execution of our business growth strategies and positions us well for potential regulatory changes and the adoption of International Financial Reporting Standards in the coming years (see Transition to International Financial Reporting Standards in the Accounting Changes section for further information). Global regulators have proposed changes in regulatory capital requirements in press releases issued in December 2009 and July 2010. Banks will be required to hold more capital than is currently required by regulators to comply with these new requirements. It is anticipated that final requirements and the related transition plan will be determined by regulators later this year.
          Tier 1 capital increased $749 million from October 31, 2009, primarily due to higher retained earnings and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. These factors were partially offset by the $350 million redemption of Trust Capital Securities – Series A (“BMO BOaTS”) in June.
          RWA decreased $10.6 billion from October 31, 2009, primarily due to the impact of a weaker U.S. dollar and lower corporate and commercial RWA, partially offset by an increase in retail loan RWA. Relative to the second quarter, RWA decreased $2.5 billion primarily due to lower corporate and commercial RWA and lower other credit risk assets.
          BMO’s Total Capital Ratio was 16.10% at July 31, 2010. The ratio increased 123 basis points from 14.87% at October 31, 2009. Total capital increased $343 million to $25.2 billion primarily due to growth in Tier 1 capital, as outlined above, partially offset by a $500 million subordinated debt redemption in January. Our Tangible Common Equity to RWA ratio was 10.39%, up 118 basis points from 9.21% at the end of fiscal 2009.
          During the quarter, 2,745,000 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.
          On August 24, 2010, we announced that BMO’s Board of Directors had declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable November 26, 2010, to shareholders of record on November 1, 2010. Common shareholders can, in lieu of cash, elect to have this dividend reinvested in additional common shares under BMO’s Shareholder Dividend Reinvestment and Share Purchase Plan. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common shares (as defined in the Plan).
          This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q3-2010	Q4-2009

Common shareholders’ equity	18,270	17,132
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 Capital Instruments	2,543	2,907
Non-controlling interest in subsidiaries	23	26
Goodwill and excess intangible assets	(1,627)	(1,569)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	(2)

Net Tier 1 Capital	21,780	21,065
Securitization-related deductions	(169)	(168)
Expected loss in excess of allowance – AIRB approach	–	(61)
Substantial investments	(400)	(374)

Adjusted Tier 1 Capital	21,211	20,462

Subordinated debt	3,747	4,236
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	9	–
Eligible general allowance for credit losses	385	296

Total Tier 2 Capital	4,941	5,332
Securitization-related deductions	(26)	(7)
Expected loss in excess of allowance – AIRB approach	–	(60)
Substantial Investments/Investment in insurance subsidiaries	(924)	(868)

Adjusted Tier 2 Capital	3,991	4,397

Total Capital	25,202	24,859

Risk-Weighted Assets
(Canadian $ in millions)	Q3-2010	Q4-2009

Credit risk	132,031	143,098
Market risk	5,514	6,578
Operational risk	19,034	17,525

Total risk-weighted assets	156,579	167,201

Outstanding Shares and Securities Convertible into Common Shares

		Number of shares or
As at August 18, 2010		dollar amount

Common shares		562,898,000
Class B Preferred Shares
Series 5		$200,000,000
Series 13		$350,000,000
Series 14		$250,000,000
Series 15		$250,000,000
Series 16		$300,000,000
Series 18		$150,000,000
Series 21		$275,000,000
Series 23		$400,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US	$300,000,000
Stock options
– vested		8,273,000
– non-vested		7,714,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Details on share capital are outlined in the 2009 Annual Report in Note 21 to the audited financial statements on pages 144 to 145.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares after December 31, 2005, as “eligible dividends” unless indicated otherwise.

BMO Financial Group Third Quarter Report 2010 • 15

Credit Rating
The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through the capital markets could be reduced. A material downgrade of our rating could have additional consequences, including those set out in Note 10 to our annual consolidated financial statements.
          BMO’s senior debt credit ratings were unchanged in the quarter and have a stable outlook. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa2); and Standard & Poor’s (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.
Transactions with Related Parties
In the ordinary course of business, we provide certain banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers for these services. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 28 to the audited consolidated financial statements on page 156 of the 2009 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are credit instruments and VIEs, which are described on page 70 of the 2009 Annual Report and in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended July 31, 2010.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2009 audited consolidated financial statements outline our significant accounting policies.
          Pages 71 to 73 of the 2009 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.
Select Financial Instruments
Pages 65 to 69 of BMO’s 2009 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.
          BMO’s consumer loans, including our limited exposure to subprime mortgage loans and Alt-A first mortgage loans, were outlined in the annual report. While arrears on our U.S. mortgage loans have increased, the changes are not significant relative to our asset base and the risk in these portfolios is only modestly higher than at October 31, 2009 and April 30, 2010.
          There have been no significant changes to our exposure to leveraged finance loans, monoline insurers, credit derivative product companies and other select financial instruments, including CDOs, or to associated risk levels in the quarter and for the year to date.
          The Annual Report and Note 4 to the attached unaudited consolidated financial statements outline our exposure to BMO-sponsored securitization vehicles including bank securitization vehicles, Canadian customer securitization vehicles, a U.S. customer securitization vehicle and a Canadian credit protection vehicle. They also outline our exposure to two BMO-managed structured investment vehicles (SIVs). Except as noted below, during the quarter and for the year to date, there were no significant changes to our exposure to the foregoing vehicles or associated risk levels.
          BMO has provided undrawn committed liquidity support facilities of US$4.0 billion to the U.S. customer securitization vehicle, down from US$5.7 billion at October 31, 2009. The reduction was primarily due to loan repayments, the termination of certain of the vehicle’s lending facilities and, in the first half of the year, BMO’s direct funding of certain of the vehicle’s commercial accounts.
          The amount drawn on the liquidity facilities BMO provides to the SIVs fell to US$4.8 billion and €513 million at the end of the quarter, down from US$5.8 billion and €597 million at the end of fiscal 2009. The decrease was attributable to asset sales and asset maturities.
U.S. Legislative Developments
On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act is broad in scope and we are assessing the impact of the legislation on us. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall financial impact on us or the financial industry more generally. We anticipate an increase in regulatory costs, and will be focused on managing the complexity and breadth of the regulatory changes.
          The Financial Crisis Responsibility Fee that the Obama Administration has proposed levying on U.S. financial institutions that have assets exceeding a certain threshold was not included in the Dodd-Frank Act. As currently proposed, this levy may apply to some or all of our U.S. operations. It is unclear whether the responsibility fee will be passed into law in its current form, if at all.

16 • BMO Financial Group Third Quarter Report 2010

Accounting Changes
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010.
IFRS Transition Plan & Current Status
In order to meet the requirement to transition to IFRS, we have established an enterprise-wide project and formed an Executive Steering Committee. The transition plan is comprised of three phases: a diagnostic review and assessment to identify potential IFRS differences relative to current policies; implementation and education, which includes confirming actual IFRS differences relative to current policies; and completion of all integration requirements for actual differences identified.
Phase I: Diagnostic Review & Assessment
The primary objective of Phase I was to complete a comprehensive review of the IFRS requirements relative to the bank’s current accounting policies in order to identify potential IFRS differences. This analysis identified the scope of the work required, allowing for the completion of a detailed implementation plan including timelines and resource requirements.
Current status
A detailed implementation plan was developed and approved by the IFRS Executive Steering Committee in 2009. Potential IFRS differences relative to the bank’s current accounting policies have been fully documented.
Phase II: Implementation and Education
The key elements of Phase II include: confirming actual IFRS differences relative to current policies and selecting policy options permitted under IFRS; identifying and implementing the necessary changes within our existing financial reporting and data collection processes and technology; assessing the impact on internal controls over financial reporting and disclosure; designing and implementing a technology-based solution to track and record IFRS-based financial information for the 2011 reporting year for comparative purposes; and developing and executing internal training and awareness programs to ensure sufficient financial reporting expertise and governance. Substantial completion of Phase II activities is planned for the first quarter of 2011.
Current status
Confirmation of actual differences and implementation requirements
The implementation activities have been organized by individual work streams (25 in total). We have substantially completed nine work streams: capital assets, leases, stock-based compensation, intangible assets, revenue recognition, foreign currency translation, earnings per share, borrowing costs and investment properties. The work streams completed to date have not revealed any material differences relative to current BMO accounting practices. Progress on the work streams related to the main accounting changes is outlined in the following section.
          The transition plan contemplates substantial completion of all work streams by the first quarter of 2011; however, we continue to closely monitor the work of the IASB on changes to existing IFRS and adjust our project plan to reflect these developments. Page 73 of our 2009 Annual Report contains a discussion of the IASB’s future plans to make revisions to certain existing IFRS standards, some of which relate to the areas that we have identified as potentially requiring accounting changes. Readers are encouraged to review that discussion for more details.
Identification of differences between the bank’s current accounting policies and the requirements under IFRS
Based on our analysis to date, the main accounting changes due to adopting IFRS are expected to be in the areas of asset securitization, consolidation, and pension and other employee future benefits. The underlying IFRS associated with these areas differ from current BMO accounting policies such that there will likely be impacts to the bank’s balance sheets and statements of income. These impacts will also extend to our capital ratios. OSFI has issued an IFRS advisory that permits a five-quarter phase-in of the adjustment to retained earnings arising from the first time adoption of certain IFRS changes for purposes of calculating certain ratios. Transitional relief for the impact to the Assets-to-Capital Multiple (ACM) will also be provided in the form of excluding the effect of any on-balance sheet recognition of mortgages that were sold through CMHC programs up to March 31, 2010, that under current practice are not reported on the bank’s balance sheet. Other significant differences may be identified prior to our transition to IFRS.
Asset securitization
The derecognition criteria contained within the IFRS financial instruments standard (IAS 39) may require the recognition on our balance sheet of loans that we sold to off-balance sheet entities or trusts (securitization vehicles). Our current practice is to remove loans from our balance sheet when the loans are considered sold for accounting purposes and recognize gains in securitization revenues at the time of sale of these loans. On transition, any loans sold to off-balance sheet entities or trusts that require on-balance sheet recognition under IFRS will result in an increase in both assets and liabilities on the balance sheet and a potential decrease in retained earnings, representing the reversal of the gain on sale previously recognized in earnings. In place of the gain on sale, the interest and fees collected from customers, net of the yield paid to investors in the securitization vehicle, will be recorded in net interest income using the effective interest rate method over the term of the securitization. Credit losses will be recorded in the provision for credit losses. Any effect on our capital ratios from the potential decrease in retained earnings would be partially mitigated by the transitional relief provided under OSFI’s IFRS advisory. We had anticipated that new accounting requirements impacting asset securitization would be effective at transition to IFRS and were completing our analysis based on those requirements. During the quarter, the IASB announced that its project to make revisions to the existing derecognition criteria is temporarily on hold. Accordingly, subject to the IASB restarting this project in the near term, the existing derecognition criteria within IAS 39 will remain in effect

BMO Financial Group Third Quarter Report 2010 • 17

when we transition to IFRS. As a result, we are now performing our analysis based on existing IFRS requirements and expect to finalize our conclusions in the fourth quarter of 2010.
Consolidation
The requirements contained within the IFRS consolidated and separate financial statements standard (IAS 27) may impact the accounting for certain variable interest entities (VIEs) that the bank sponsors. Under IFRS, a VIE is consolidated by an entity if the entity is deemed to control it, as determined under the criteria contained within IAS 27. Our current practice is to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both. We are currently assessing all our VIEs to determine whether to consolidate based on IFRS requirements. To the extent we determine that any of our VIEs require consolidation, this will result in an increase in both assets and liabilities, and a decrease in retained earnings to the extent that liabilities exceed assets at November 1, 2010. The effects on our capital ratios would be partially mitigated by the transitional relief provided under OSFI’s IFRS advisory. We had anticipated that new accounting requirements impacting consolidation would be effective at transition to IFRS and were completing our analysis based on those requirements. However, as a result of changes to the IASB work plan, we are now performing our analysis based on existing IFRS requirements and expect to finalize our conclusions in the fourth quarter of 2010.
The IASB is scheduled to release a revised consolidation standard between the fourth quarter of calendar 2010 and the first quarter of 2011. It is unclear when adoption will be required; however, it is likely that the existing consolidation standard will remain in effect when the Bank transitions to IFRS in 2012.
Pension and Other Employee Future Benefits
Under IFRS employee benefits standard (IAS 19), we will continue to record in pension expense the cost of benefits earned in the year plus the interest cost on the obligation net of the expected return on assets. IFRS then provides two alternatives for how to account for the unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations (“market-related amounts”). We can either record these market-related amounts directly in equity or defer them on our balance sheet and amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over a period of approximately 12 years, as we do currently. On transition to IFRS, we will also be required to either recalculate expense back to inception of the plans as though we had always applied IAS 19 or record any market-related amounts on November 1, 2010 directly in retained earnings (“fresh start”). We have not yet finalized our decision on which alternative we will choose. If we elect to record deferred market-related gains or losses in retained earnings on transition, the adjustment will be based on the actuarial valuation as at November 1, 2010. The effect on our capital ratios would be partially mitigated by the transitional relief provided under OSFI’s IFRS advisory.
IFRS 1 – First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application such that the opening balance sheet for the comparative year financial statements is restated as though the bank had always applied IFRS. However, IFRS 1 does contain certain mandatory exceptions as well as permit certain optional exceptions from full retroactive application. The mandatory exceptions include hedge accounting. We will not look back in time to determine whether we complied with IFRS hedge accounting requirements prior to transition. As long as we comply with IFRS on November 1, 2010, we can continue our hedge accounting without interruption. We are currently evaluating the optional exemptions under IFRS 1, the most significant of which include:
Business combinations
IFRS business combinations standard (IFRS 3), which provides guidance on the measurement and recognition of business acquisitions, differs from the guidance under Canadian GAAP. IFRS requires all acquisition and restructuring related costs to be expensed. Canadian GAAP permits the capitalization of certain of these costs. In addition, when consideration is paid to the seller in the form of shares issued by the buyer, the consideration is valued based on the market price of shares at the closing date unlike under Canadian GAAP which uses the market price of shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. These differences would impact the purchase price allocation, including the amount of goodwill recorded.
IFRS 1 permits the application of the requirements in IFRS 3 to business acquisitions that are completed after the transition to IFRS (i.e. November 1, 2010) or retroactively from a date of our choosing. Should we choose to adopt and apply IFRS 3 retroactively, we would need to restate all past acquisitions from the date chosen up to our transition date.
Pension and Other Employee Future Benefits
As noted in the previous section, IFRS 1 permits the recording of any unrealized gains or losses that exist as at the transition date, as determined under Canadian GAAP, directly in retained earnings. The alternative is the full retroactive application of the IFRS requirements.
Cumulative Translation differences
IFRS 1 permits the accumulated other comprehensive loss on translation of net foreign operations to be charged to retained earnings. The alternative, i.e. retroactive restatement, would require detailed historical analysis to recalculate translation differences on an IFRS basis.
We have not yet finalized our decisions on the IFRS 1 optional exemptions from retroactive application.

18 • BMO Financial Group Third Quarter Report 2010

Internal Controls over Financial Reporting and Disclosure
We have determined that our internal controls over financial reporting and our disclosure controls and procedures will be largely unaffected by the transition to IFRS. Effects will be limited primarily to the development of internal controls over tracking and communicating IFRS-based information for the IFRS comparative year, possible changes in the accounting treatment of the bank’s VIEs and securitized loans, and certain additional disclosure requirements in the notes to the financial statements. Changes relating to such effects will be a key area of focus in the third and final phase of the transition, beginning in the first quarter of 2011.
Business Activities
We continually assess whether there will be any impact to our business activities as we progress through our implementation activities. These would include addressing loan agreements and related loan covenant ratios in situations where our loan customers are also adopting IFRS. To date, we have not identified any significant impacts to existing business activities as a result of adopting IFRS.
Information Technology
We have completed a detailed assessment of our existing financial information technology architecture and determined that there are no significant changes required as a result of our transition to IFRS. We have developed a technology-based solution in the form of a comparative reporting tool that will track IFRS-based financial information during the comparative year. This will not require any significant modification to our existing financial reporting systems. The comparative reporting tool is currently undergoing testing and will be operational by the first quarter of 2011. Adjustments related to IFRS for the 2011 comparative year will be reflected in our primary financial systems during the quarter ended January 31, 2012.
Financial Reporting Expertise and Governance
An internal IFRS educational program was launched in 2009 to ensure appropriate financial reporting expertise and governance when the bank begins to report on an IFRS basis. During 2009, detailed technical sessions relating to our findings from Phase I were presented to all our accounting and finance staff as well as certain other functional groups across the enterprise that may be affected by the transition to IFRS. We also launched, in 2009, training and awareness programs for our credit personnel having a need to understand the impact of IFRS on the affairs of our borrowing customers that may also be adopting IFRS. Updated technical sessions were provided to the majority of the bank’s accounting and finance staff in the second and third quarters of 2010. Additional sessions are scheduled for the fourth quarter of 2010 for the remaining finance and accounting staff. Quarterly educational sessions on specific IFRS topics were presented to the bank’s audit committee in 2009, and have continued over the first three quarters of 2010.
Phase III: Completion of integration changes
We are developing a detailed plan for the third and final phase of the transition, which is the completion of all integration changes, scheduled to commence in 2011. This will include the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for the transition to IFRS in fiscal 2012, finalizing decisions on policy options available under IFRS including available exemptions from applying certain IFRS on a retroactive basis, developing communication plans for our internal and external stakeholders and addressing impacts to the bank’s internal management reporting processes including planning and forecasting.
Quantification of key impacts
The differences between the bank’s accounting policies and IFRS requirements, combined with our decisions on the optional IFRS 1 exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. These differences will be recorded in retained earnings, impacting shareholders’ equity. The quantum of this impact to shareholders’ equity will be subject to the prevailing market conditions and economic circumstances at the time of transition as well as the policy selections that we make at transition. Accordingly, we are not in a position to provide quantification of the transitional impact at this time. In anticipation of substantially completing certain of our significant work stream activities by the fourth quarter of 2010, we expect to provide quantification of certain of the impacts of adopting existing IFRS reporting in our 2010 Annual Report.
Caution
The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2010 • 19

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q3-2010

	Q3-2010					YTD-2010
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,340	92	355	(216)	1,571	3,872	266	1,095	(608)	4,625
Non-interest revenue	511	452	326	47	1,336	1,483	1,386	1,350	137	4,356

Total revenue (teb) (1)	1,851	544	681	(169)	2,907	5,355	1,652	2,445	(471)	8,981
Provision for credit losses	160	1	66	(13)	214	463	5	198	130	796
Non-interest expense	1,031	402	421	44	1,898	2,937	1,198	1,359	73	5,567

Income before income taxes and non-controlling interest in subsidiaries	660	141	194	(200)	795	1,955	449	888	(674)	2,618
Income taxes (recovery) (teb) (1)	194	33	64	(184)	107	594	110	284	(497)	491
Non-controlling interest in subsidiaries	–	–	–	19	19	–	–	–	56	56

Net income Q3-2010	466	108	130	(35)	669	1,361	339	604	(233)	2,071

Net income Q2-2010	441	118	260	(74)	745	895	231	474	(198)	1,402

Net income Q3-2009	420	113	310	(286)	557	1,252	253	613	(978)	1,140

Other statistics

Net economic profit	292	83	14	(231)	158	836	265	248	(756)	593
Return on equity	28.3%	34.9%	11.8%	nm	13.7%	27.6%	35.9%	18.4%	nm	14.8%
Cash return on equity	28.8%	35.4%	11.8%	nm	13.9%	28.0%	36.4%	18.4%	nm	14.9%
Operating leverage	2.7%	4.3%	(16.3)%	nm	(3.8)%	4.1%	9.8%	6.0%	nm	11.8%
Cash operating leverage	2.4%	4.5%	(16.3)%	nm	(3.9)%	3.8%	9.9%	6.0%	nm	11.7%
Productivity ratio (teb)	55.7%	73.8%	61.9%	nm	65.3%	54.8%	72.5%	55.6%	nm	62.0%
Cash productivity ratio (teb)	55.3%	73.5%	61.9%	nm	65.0%	54.5%	72.2%	55.6%	nm	61.7%
Net interest margin on earning assets (teb)	3.08%	2.77%	0.95%	nm	1.88%	3.05%	2.79%	0.96%	nm	1.87%
Average common equity	6,337	1,203	4,057	6,789	18,386	6,394	1,245	4,191	5,984	17,814
Average earning assets ($ billions)	172.5	13.3	148.3	(3.2)	330.9	170.0	12.8	152.0	(4.4)	330.4
Full-time equivalent staff	21,073	4,868	2,265	9,981	38,187

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2010.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities.
          In the first quarter, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. These changes do not have a meaningful impact on the earnings of P&C Canada. Results for prior periods were restated to conform to the current presentation.
          In the second quarter, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO Capital Markets. Comparative figures were restated to reflect the effects of the transfer and conform to the current presentation.
          In the current quarter, we determined that certain BMO Capital Markets transactions should be reported on a basis that reflects their teb. Similar transactions have been recorded in prior periods and amounts reflected in respect of those transactions in prior periods have been restated to reflect the current basis of reporting, resulting in increases in net interest income, net interest margin and income taxes in BMO Capital Markets with offsetting amounts reflected in Corporate Services.
          Note 15 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

20 • BMO Financial Group Third Quarter Report 2010

Personal and Commercial Banking (P&C)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2010	vs. Q3-2009		vs. Q2-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	1,340	89	7%	92	7%	3,872	97	3%
Non-interest revenue	511	37	8%	15	3%	1,483	136	10%

Total revenue (teb)	1,851	126	7%	107	6%	5,355	233	5%
Provision for credit losses	160	40	32%	8	5%	463	109	30%
Non-interest expense	1,031	45	5%	76	8%	2,937	14	1%

Income before income taxes and non-controlling interest in subsidiaries	660	41	7%	23	3%	1,955	110	6%
Income taxes (teb)	194	(5)	(2%)	(2)	(1%)	594	1	–
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	466	46	11%	25	6%	1,361	109	9%

Amortization of acquisition-related intangible assets (after tax)	7	(3)	(16%)	1	25%	18	(8)	(28%)

Cash net income	473	43	10%	26	6%	1,379	101	8%

Return on equity	28.3%		4.2%		0.7%	27.6%		4.8%
Cash return on equity	28.8%		4.2%		0.8%	28.0%		4.8%
Operating leverage	2.7%		nm		nm	4.1%		nm
Cash operating leverage	2.4%		nm		nm	3.8%		nm
Productivity ratio (teb)	55.7%		(1.4%)		1.0%	54.8%		(2.3%)
Cash productivity ratio (teb)	55.3%		(1.3%)		1.0%	54.5%		(2.0%)
Net interest margin on earning assets (teb)	3.08%		0.17%		0.05%	3.05%		0.18%
Average earning assets ($ billions)	173	2	1%	3	2%	170	(6)	(3%)

nm – not meaningful

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2010	vs. Q3-2009		vs. Q2-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	1,065	90	9%	76	8%	3,073	254	9%
Non-interest revenue	425	38	10%	6	2%	1,236	151	14%

Total revenue (teb)	1,490	128	9%	82	6%	4,309	405	10%
Provision for credit losses	129	32	31%	8	6%	370	85	30%
Non-interest expense	763	28	4%	43	6%	2,192	61	3%

Income before income taxes and non-controlling interest in subsidiaries	598	68	13%	31	5%	1,747	259	17%
Income taxes (teb)	172	4	3%	–	–	523	52	11%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	426	64	17%	31	8%	1,224	207	20%

Amortization of acquisition-related intangible assets (after tax)	2	(1)	(69%)	–	–	5	1	35%

Cash net income	428	63	17%	31	8%	1,229	208	20%

Personal revenue	706	49	7%	42	6%	2,043	162	9%
Commercial revenue	420	28	7%	28	7%	1,215	111	10%
Cards revenue	364	51	17%	12	4%	1,051	132	15%
Operating leverage	5.4%		nm		nm	7.5%		nm
Cash operating leverage	5.5%		nm		nm	7.6%		nm
Productivity ratio (teb)	51.2%		(2.7%)		0.1%	50.9%		(3.7%)
Cash productivity ratio (teb)	51.1%		(2.7%)		0.1%	50.8%		(3.7%)
Net interest margin on earning assets (teb)	2.96%		0.09%		0.05%	2.94%		0.14%
Average earning assets ($ billions)	143	8	6%	3	2%	140	5	4%

nm – not meaningful
BMO Financial Group Third Quarter Report 2010 • 21

Q3 2010 vs Q3 2009
Net income was a strong $426 million, up $64 million or 17% from a year ago.
          Revenue rose $128 million or 9.3%, driven by volume growth across most products, the inclusion of Diners Club revenues in our financial results and an improved net interest margin.
          Net interest margin increased by 9 basis points, driven primarily by an increase in spreads on deposit products from unusually low levels a year ago.
          In the personal banking segment, revenue increased $49 million or 7.1%, driven by volume growth in loans and an increase in spreads on deposit products from unusually low levels a year ago. Homeowner ReadiLine growth drove personal loan growth of 16% year over year as market share increased from the prior year.
          Mortgage loan balances increased 0.5% as we are successfully replacing the runoff of our broker-channel loans with our branch originated balances and, as expected, mortgage market share decreased from a year ago. We had a successful spring campaign and we continue to be pleased with the success of our new 5-year low fixed-rate mortgage product. Our goal is to grow market share and we remain focused on improving this business through investment in the sales force and achieving productivity gains while continuing to be prudently attentive to the credit quality of the portfolio.
          Personal deposits balances decreased 0.5% year over year as a result of investor preferences. Market share also decreased in the highly competitive environment.
          In the commercial banking segment, revenue increased $28 million or 7.2% year over year due to volume growth in loans and deposits. Loan balances grew 4.0% as our market share increased from a year ago and we continued to rank second in Canadian business banking market share of small and mid-size business loans. Deposit balances grew 10%, reflecting our focus on meeting all of our customers’ banking needs. We continue to invest in the size and capabilities of our commercial workforce to provide more and better advice to our customers.
          Cards and Payment Services revenue increased $51 million or 17% due to the inclusion of Diners Club revenues in our financial results, loan balance growth and spread improvement, partially offset by lower card fees.
          Provisions for credit losses, on an expected loss basis, increased $32 million due to growth in the portfolio and the impact of credit migration.
          Non-interest expense increased $28 million or 3.9%, due to the inclusion of Diners Club in our results as well as higher initiatives expense. Employee costs were relatively flat as higher salaries and benefits due to increased staff levels were offset by the impact of severance costs related to simplifying our management structure that were recorded in the prior year. The group’s cash operating leverage was a strong 5.5%. We continue to invest strategically to improve our competitive position while managing our operating expenses prudently.
          Results in the current quarter included a modest recovery of prior periods’ income taxes.
          Average current loans and acceptances, including securitized loans, increased $8.0 billion or 5.9% from a year ago and personal and commercial deposits grew $2.5 billion or 2.6%.
Q3 2010 vs Q2 2010
Net income increased $31 million or 7.7% due largely to three more days in the current quarter as well as the recovery of prior periods’ income taxes.
          Revenue increased $82 million or 5.7%, driven by three more calendar days in the quarter and volume growth across most products. Net interest margin increased 5 basis points due primarily to higher volumes in more profitable products and higher mortgage refinancing fees.
          Non-interest expense increased $43 million or 6.1% primarily due to increases in initiative and employee-related costs. Employee costs increased due to the effects of more calendar days in the current quarter, higher staff levels and increased performance-based compensation.
          Average current loans and acceptances, including securitized loans, increased $3.2 billion or 2.3% from the preceding quarter while personal and commercial deposits increased $1.7 billion or 1.7%.
Q3 YTD 2010 vs Q3 YTD 2009
Net income increased $207 million or 20%.
          Revenue increased $405 million or 10%, driven by volume growth across most products, an improved net interest margin and the inclusion of seven months of Diners Club financial results in the current year.
          Net interest margin increased 14 basis points, driven primarily by actions taken in 2009 to mitigate the impact of rising long-term funding costs and higher volume in more profitable products.
          Non-interest expense increased $61 million or 2.9% due to the inclusion of seven months of Diners Club financial results in the current year and higher initiatives costs, partially offset by the impact of severance costs related to simplifying our management structure recorded in the prior year.

22 • BMO Financial Group Third Quarter Report 2010

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2010	vs. Q3-2009		vs. Q2-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	275	(1)	–	16	7%	799	(157)	(16%)
Non-interest revenue	86	(1)	(1%)	9	11%	247	(15)	(5%)

Total revenue (teb)	361	(2)	–	25	8%	1,046	(172)	(14%)
Provision for credit losses	31	8	35%	–	–	93	24	34%
Non-interest expense	268	17	7%	33	14%	745	(47)	(6%)

Income before income taxes and non-controlling interest in subsidiaries	62	(27)	(29%)	(8)	(11%)	208	(149)	(41%)
Income taxes (teb)	22	(9)	(26%)	(2)	(7%)	71	(51)	(41%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	40	(18)	(31%)	(6)	(14%)	137	(98)	(42%)

Amortization of acquisition-related intangible assets (after tax)	5	(2)	(27%)	1	23%	13	(9)	(37%)

Cash net income	45	(20)	(30%)	(5)	(10%)	150	(107)	(41%)

Operating leverage	(7.0%)		nm		nm	(8.1%)		nm
Cash operating leverage	(8.3%)		nm		nm	(9.2%)		nm
Productivity ratio (teb)	74.3%		4.9%		4.4%	71.2%		6.1%
Cash productivity ratio (teb)	72.6%		5.6%		4.2%	69.6%		6.7%
Net interest margin on earning assets (teb)	3.70%		0.59%		0.15%	3.53%		0.41%
Average earning assets ($ billions)	30	(6)	(16%)	–	–	30	(11)	(26%)

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	263	15	6%	11	5%	765	(34)	(4%)
Non-interest revenue	82	3	5%	7	10%	237	17	8%

Total revenue (teb)	345	18	6%	18	6%	1,002	(17)	(2%)
Non-interest expense	257	31	13%	29	12%	714	50	7%
Net Income	38	(14)	(27%)	(7)	(15%)	131	(64)	(33%)
Average earning assets (US$ billions)	29	(3)	(11%)	–	–	29	(5)	(16%)

nm – not meaningful

Q3 2010 vs Q3 2009
Net income decreased Cdn$18 million or 31% to Cdn$40 million. Amounts in the rest of this section are outlined in U.S. dollars. On a U.S. dollar basis, net income was $38 million, down $14 million or 27% from a year ago. Lower earnings were primarily driven by higher credit losses on an expected loss basis, the impact of impaired loans and a valuation adjustment on our serviced mortgage portfolio due to lower long-term interest rates. The second quarter Rockford, Illinois-based bank transaction increased revenue by $18 million, expenses by $16 million, excluding acquisition costs, and net income by $1 million.
          On a basis that adjusts for the impact of impaired loans, a reduction in the Visa litigation accrual and acquisition integration costs, net income was $54 million, down $11 million or 17% from results of a year ago on a comparably-adjusted basis. Adjusted on this basis, the cash productivity ratio was 66.2%.
          Revenue of $345 million increased $18 million or 5.9%, primarily due to our Rockford, Illinois-based bank transaction. Revenue from loan spread improvement and deposit balance growth were offset by a decrease in commercial loan balances due to lower client loan utilization and deposit spread compression.
Non-interest expense was $31 million or 13% higher, primarily driven by our Rockford, Illinois-based bank transaction, increases in impaired loans and the valuation adjustment on our serviced mortgage portfolio related to lower long-term interest rates, partially offset by a reduction to our Visa litigation accrual.
Q3 2010 vs Q2 2010
Net income decreased Cdn$6 million or 14% from the second quarter. On a U.S. dollar basis, net income fell $7 million or 15% to $38 million. Amounts in the rest of this section are outlined in U.S. dollars.
          Revenue increased $18 million or 5.8%, primarily due to our Rockford, Illinois-based bank transaction.
          Non-interest expense increased $29 million or 12%, primarily driven by our Rockford, Illinois-based bank transaction, increases in impaired loan costs and the valuation adjustment on our serviced mortgage portfolio related to lower long-term interest rates, partially offset by a reduction to our Visa litigation accrual.
          Our continued focus on the customer experience is reflected in our high loyalty scores. Our retail net promoter score was 41 for the third quarter of 2010, compared with 39 in the second quarter. Our retail net promoter score remains very strong compared to the scores of the major banks with which we compete.

BMO Financial Group Third Quarter Report 2010 • 23

Q3 YTD 2010 vs Q3 YTD 2009
Net income decreased Cdn$98 million or 42% from the prior year to Cdn$137 million. On a U.S. dollar basis, net income was $131 million, down $64 million or 33% from the prior year. Amounts in the rest of this section are outlined in U.S. dollars.
          On a basis that adjusts for the impact of impaired loans, changes in the Visa litigation accrual and acquisition integration costs, net income was $178 million, down $51 million or 22% from results of a year ago on a comparably-adjusted basis. Adjusted on this basis, the cash productivity ratio was 63.5%.
          Revenue of $1,002 million was $17 million or 1.6% lower. Adjusting for the impact of our Rockford, Illinois-based bank transaction and the impact of impaired loans, revenue decreased $38 million or 4.5% as the effect of loan spread improvement was more than offset by the decline in commercial loan balances, due to lower client utilizations, and deposit spread compression.
          Non-interest expense increased $50 million or 7.4%, primarily driven by our Rockford, Illinois-based bank transaction, increases in impaired loan costs, changes in the Visa litigation accrual and the valuation adjustment on our serviced mortgage portfolio related to lower long-term interest rates.

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2010	vs. Q3-2009		vs. Q2-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	92	5	6%	5	7%	266	1	1%
Non-interest revenue	452	18	4%	(19)	(4%)	1,386	184	15%

Total revenue (teb)	544	23	4%	(14)	(2%)	1,652	185	13%
Provision for credit losses	1	–	–	(1)	nm	5	1	38%
Non-interest expense	402	–	–	4	1%	1,198	32	3%

Income before income taxes	141	23	19%	(17)	(10%)	449	152	51%
Income taxes (teb)	33	28	+100%	(7)	(15%)	110	66	+100%

Net income	108	(5)	(6%)	(10)	(9%)	339	86	34%

Amortization of acquisition-related intangible assets (after tax)	1	(1)	(50%)	–	–	4	1	33%

Cash net income	109	(6)	(5%)	(10)	(9%)	343	87	34%

Return on equity	34.9%		0.8%		(3.5%)	35.9%		7.7%
Cash return on equity	35.4%		1.1%		(3.6%)	36.4%		8.0%
Operating leverage	4.3%		nm		nm	9.8%		nm
Cash operating leverage	4.5%		nm		nm	9.9%		nm
Productivity ratio (teb)	73.8%		(3.1%)		2.3%	72.5%		(7.0%)
Cash productivity ratio (teb)	73.5%		(3.2%)		2.3%	72.2%		(7.0%)
Net interest margin on earning assets (teb)	2.77%		(0.16%)		(0.03%)	2.79%		(0.73%)
Average earning assets	13,274	1,471	12%	607	5%	12,759	2,691	27%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	60	3	4%	1	1%	181	33	22%
Non-interest expense	51	(5)	(8%)	(3)	(5%)	159	1	1%
Net income	4	4	+100%	1	61%	12	19	+100%
Cash net income	5	4	+100%	2	53%	13	19	+100%
Average earning assets	2,053	(202)	(9%)	(42)	(2%)	2,100	(167)	(7%)

nm – not meaningful

Q3 2010 vs Q3 2009
Net income of $108 million decreased $5 million or 5.5% from the same quarter a year ago. Adjusted for a $23 million recovery of prior periods’ income taxes recorded in the insurance business in the third quarter a year ago, net income increased $18 million or 19%. PCG net income, excluding the insurance business, was $74 million, up a strong $28 million or 54%, driven by growth across all of our businesses. Insurance net income was $34 million for the quarter, down $33 million or 48% due largely to the tax recovery. The insurance business experienced solid growth in net premiums, the benefit of which was more than offset by the effects of unfavourable movements in interest rates and equity markets on policyholder liabilities.
          Revenue increased $23 million or 4.5% with solid growth in most of our businesses. PCG, excluding insurance, solid revenue growth was driven by a 9.5% (11% in source currency) improvement in client assets under management and administration, as we remain focused on delivering the high level of service and advice that our clients expect. Revenue from the insurance business was down overall, as growth from net premiums was more than offset by the effect of unfavourable market movements on policyholder liabilities. Net interest income grew from the prior year primarily due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in private banking. The weaker U.S. dollar lowered revenue by $4 million or 0.8%.

24 • BMO Financial Group Third Quarter Report 2010

          Non-interest expense was relatively unchanged, as higher revenue-based costs associated with our strong revenue growth in PCG, excluding insurance, were offset by the benefits of active expense management. The weaker U.S. dollar reduced expenses by $3 million or 0.8%. The cash productivity ratio of 73.5% improved 320 basis points from the prior year.
          After adjusting to exclude the impact of the weaker U.S. dollar, assets under management and administration grew $26 billion or 11%, benefiting from PCG attracting net new client assets and improved equity market conditions.
Q3 2010 vs Q2 2010
Net income decreased $10 million or 8.8% from the second quarter. The modest $1 million growth in net income of PCG, excluding insurance, was more than offset by $11 million lower insurance net income due to the effects of adverse market movements on policyholder liabilities.
          Revenue decreased $14 million or 2.3% as higher mutual fund revenue was more than offset by lower commission revenue in the brokerage businesses and lower insurance revenue. Insurance revenue declined overall, as revenue growth from higher net premiums was more than offset by the effects of unfavourable movements in interest rates and equity markets on policyholder liabilities. Net interest income grew primarily due to higher loan and deposit balances in private banking and higher deposit spreads in the brokerage businesses, which benefited from the rising short-term interest rate environment.
          Non-interest expense was $4 million or 0.8% higher primarily due to our sales force expansion as we continue to invest for future revenue growth. This contributed to the cash productivity ratio of 73.5% increasing 230 basis points from the prior quarter.
          Assets under management and administration decreased by $2 billion or 0.9% primarily due to weaker equity markets.
Q3 YTD 2010 vs Q3 YTD 2009
Net income increased by a strong $86 million or 34% from the prior year. PCG net income, excluding the insurance business, was $217 million, up a strong $93 million or 74%. Insurance net income was $122 million, down $7 million or 5.2% from a year ago. Results a year ago included a charge of $17 million ($11 million after tax) related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment and a $23 million recovery of prior periods’ income taxes recorded in our insurance business.
          Revenue improved by $185 million or 13% due to revenue growth across all of our businesses. Insurance revenue increased from higher net premiums, including the benefit of the BMO Life Assurance acquisition late in the second quarter of 2009, partially offset by the effects of unfavourable movements in interest rates and equity markets on policyholder liabilities. Net interest income increased marginally as deposit and loan growth in our private banking and brokerage businesses was largely offset by spread compression in our brokerage businesses. The weaker U.S. dollar lowered revenue by $30 million.
          Non-interest expense increased $32 million or 2.8%, primarily as a result of higher revenue-based costs, in line with improved performance. The BMO Life Assurance acquisition increased expenses by $32 million. The Group continues to focus actively on expense management. The weaker U.S. dollar reduced expenses by $23 million. The cash productivity ratio of 72.2% improved 700 basis points from the same period last year.

BMO Financial Group Third Quarter Report 2010 • 25

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2010		vs. Q3-2009		vs. Q2-2010	YTD-2010		vs. YTD-2009

Net interest income (teb)	355	(35)	(9%)	(25)	(7%)	1,095	(150)	(12%)
Non-interest revenue	326	(242)	(43%)	(214)	(40%)	1,350	320	31%

Total revenue (teb)	681	(277)	(29%)	(239)	(26%)	2,445	170	7%
Provision for credit losses	66	29	81%	(1)	(1%)	198	85	77%
Non-interest expense	421	(61)	(13%)	(47)	(10%)	1,359	19	1%

Income before income taxes	194	(245)	(56%)	(191)	(50%)	888	66	8%
Income taxes (teb)	64	(65)	(52%)	(61)	(50%)	284	75	35%

Net income	130	(180)	(58%)	(130)	(50%)	604	(9)	(1%)

Amortization of acquisition-related intangible assets (after tax)	1	1	nm	1	nm	1	1	nm

Cash net income	131	(179)	(58%)	(129)	(50%)	605	(8)	(1%)

Trading Products revenue	397	(291)	(42%)	(220)	(36%)	1,541	18	1%
Investment and Corporate Banking revenue	284	14	5%	(19)	(6%)	904	152	20%
Return on equity	11.8%		(10.8%)		(13.1%)	18.4%		4.2%
Cash return on equity	11.8%		(10.8%)		(13.1%)	18.4%		4.2%
Operating leverage	(16.3%)		nm		nm	6.0%		nm
Cash operating leverage	(16.3%)		nm		nm	6.0%		nm
Productivity ratio (teb)	61.9%		11.6%		11.0%	55.6%		(3.3%)
Cash productivity ratio (teb)	61.9%		11.6%		11.0%	55.6%		(3.3%)
Net interest margin on earning assets (teb)	0.95%		(0.01%)		(0.06%)	0.96%		(0.01%)
Average earning assets ($ billions)	148	(14)	(8%)	(6)	(4%)	152	(21)	(12%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	230	(24)	(10%)	(9)	(4%)	743	(127)	(15%)
Non-interest expense	171	24	16%	(15)	(8%)	518	73	17%
Net Income	11	(47)	(82%)	8	+100%	65	(197)	(75%)
Average earning assets (US$ billions)	49	(7)	(13%)	4	8%	47	(10)	(17%)

nm – not meaningful

Q3 2010 vs Q3 2009
Net income was $130 million, down $180 million or 58% from the very strong performance of a year ago. Revenue decreased and there were higher provisions for credit losses on an expected loss basis. Employee costs were lower, in line with revenue performance, resulting in reduced overall expenses. ROE was 11.8%, compared with 22.6% a year ago.
          Revenue decreased $277 million or 29% to $681 million. In a more difficult trading environment, trading revenue decreased significantly, driven by a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities. Although mergers and acquisitions activity increased from a year ago, the challenging market conditions also contributed to a reduction in lending revenues as a result of lower asset levels and reduced corporate lending activity in both Canada and the United States. Equity underwriting fees were down from a year ago while debt underwriting fees were relatively flat. The weaker U.S. dollar decreased revenues by $16 million relative to a year ago.
          Net interest income declined due to lower corporate banking net interest income as a result of decreased asset levels and lower revenues from our interest-rate-sensitive businesses, partially offset by higher trading net interest income. Net interest margin decreased by 1 basis point to 0.95%, due to lower spreads on lending assets, partially offset by increased spreads on trading assets.
          Non-interest expense decreased $61 million primarily due to lower variable compensation costs, in line with revenue performance. The weaker U.S. dollar decreased expenses by $9 million relative to a year ago.
Q3 2010 vs Q2 2010
Net income decreased $130 million or 50% from a strong second quarter. Revenue was $239 million or 26% lower due to significantly lower trading revenue, in a more challenging trading environment, partially offset by higher revenues from our interest-rate-sensitive businesses and increased debt underwriting fees. Lower revenues relative to the second quarter were driven by a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities. Corporate banking revenues and debt underwriting fees improved, while investment securities gains, equity underwriting and merger and acquisition fees decreased.
          Non-interest expense decreased $47 million due to lower variable compensation costs, consistent with revenue performance, as well as lower severance costs.

26 • BMO Financial Group Third Quarter Report 2010

Q3 YTD 2010 vs Q3 YTD 2009
Net income decreased $9 million to $604 million. Revenue rose $170 million or 7.4% due to investment securities gains in the current year, compared to large investment securities losses in the prior year due to the then weaker capital markets environment. Mergers and acquisitions and debt underwriting fees also improved. In contrast, there were significantly lower revenues from our interest-rate-sensitive businesses and lower corporate banking net interest income from reduced asset levels. Trading revenues also decreased despite strong performance in the first half of the year.
          Provisions for credit losses on an expected loss basis increased significantly from the prior year.
          Non-interest expense was $19 million higher than in the prior year, due in part to higher employee compensation costs, including increased severance costs.

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2010	vs. Q3-2009		vs. Q2-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	(216)	46	18%	(23)	(12%)	(608)	549	(47%)
Non-interest revenue	47	11	29%	27	+100%	137	(231)	(63%)

Total revenue (teb)	(169)	57	26%	4	2%	(471)	318	40%
Provision for credit losses	(13)	(272)	(+100%)	(41)	(+100%)	130	(616)	(83%)
Non-interest expense	44	41	+100%	35	+100%	73	(100)	(58%)

Loss before income taxes and non-controlling interest in subsidiaries	200	(288)	(59%)	(10)	(5%)	674	(1,034)	(61%)
Income tax recovery (teb)	184	(37)	(16%)	30	19%	497	(290)	(37%)
Non-controlling interest in subsidiaries	19	–	–	1	–	56	(1)	(3%)

Net loss	35	(251)	(88%)	(39)	(53%)	233	(745)	(76%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(61)	(23)	(60%)	(42)	(+100%)	(115)	121	51%
Provision for credit losses	18	(164)	(91%)	(17)	(52%)	160	(407)	(72%)
Non-interest expense	(14)	(9)	(+100%)	(1)	(12%)	(47)	(40)	(+100%)
Income tax recovery (teb)	28	(58)	(69%)	13	87%	93	(210)	(69%)
Net loss	42	(92)	(68%)	12	40%	149	(358)	(71%)

Corporate Services
Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, corporate finance, legal and compliance, communications and human resources. Operating results include revenues and expenses associated with certain securitization and asset-liability management activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.
          Corporate Services is charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          Corporate Services incurred a net loss in the quarter of $35 million due primarily to low revenues. Results were $251 million better than in the prior year primarily due to lower provisions for credit losses. Improved revenues were largely offset by higher expenses. Revenues improved $57 million or 26% mainly due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions.
          Expenses were $41 million higher mainly due to increased technology investment spending and higher provincial sales tax and capital taxes.
          Provisions for credit losses charged to Corporate Services under our expected loss provisioning methodology were reduced by $272 million.
          The net loss in the current quarter was $39 million better than in the second quarter of 2010, primarily due to lower provisions for credit losses.
          The net loss for the year to date was $233 million, an improvement of $745 million from a year ago. The improvement was attributable to significantly improved revenues, a large reduction in provisions for credit losses and reduced expenses, due in large part to higher severance costs in 2009. Improved revenues were largely due to the same factors driving the current quarter’s year-over-year improvement.
BMO Financial Group Third Quarter Report 2010 • 27

Notable items

(Canadian $ in millions, except as noted)	Q3-2010	Q2-2010	Q3-2009	YTD-2010	YTD-2009

Charges related to deterioration in capital markets environment	–	–	8	–	471
Related income taxes	–	–	3	–	150

Net impact of charges related to the deterioration in capital markets environment (a)	–	–	5	–	321

Severance charges	–	–	–	–	118
Related income taxes	–	–	–	–	38

Net impact of severance charges (b)	–	–	–	–	80

Increase in general allowance	–	–	60	–	60
Related income taxes	–	–	21	–	21

Net impact of increase of general allowance (c)	–	–	39	–	39

Net impact of notable items (a+b+c)	–	–	44	–	440

Notable Items
As noted in the Annual Report, we chose to redefine notable items for fiscal 2009. Notable items identified for prior quarters align accordingly.
Q3 2010
No charges in respect of the capital markets environment have been designated as notable items this quarter in light of the relative insignificance of the amounts.
Q2 2010
No charges in respect of the capital markets environment were designated as notable items this quarter in light of the relative insignificance of the amounts.
Q3 2009
Net income for the third quarter of 2009 was lowered by charges of $68 million ($44 million after tax and $0.08 per share) comprised of: $8 million related to a Canadian credit protection vehicle ($5 million after tax) and a $60 million ($39 million after tax) increase in the general allowance for credit losses recorded in Corporate Services.
YTD 2010
No charges in respect of the capital markets environment have been designated as notable items in 2010 in light of the relative insignificance of the amounts.
YTD 2009
Net income for the year-to-date 2009 was affected by a total of $649 million ($440 million after tax and $0.82 per share) in respect of capital markets environment charges, severance costs and an increase in the general allowance for credit losses. BMO recorded capital markets environment charges related to a Canadian credit protection vehicle of $471 million ($321 million after tax). In Corporate Services, there were severance costs of $118 million ($80 million after tax) and a $60 million ($39 million after tax) increase in the general allowance for credit losses.
Non-interest revenue for year-to-date 2009 was affected by the $471 million of charges outlined above. There were reductions in trading non-interest revenue ($294 million) and investment securities gains ($177 million).

28 • BMO Financial Group Third Quarter Report 2010

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q3-2010	Q2-2010	Q3-2009	YTD-2010	YTD-2009

Total non-interest expense (a)	1,898	1,830	1,873	5,567	5,602
Amortization of acquisition-related intangible assets (note 1)	(9)	(8)	(11)	(26)	(34)

Cash-based non-interest expense (b) (note 2)	1,889	1,822	1,862	5,541	5,568

Net income	669	745	557	2,071	1,140
Amortization of acquisition-related intangible assets, net of income taxes	9	7	9	23	27

Cash net income (note 2)	678	752	566	2,094	1,167
Preferred share dividends	(33)	(34)	(33)	(102)	(82)
Charge for capital (note 2)	(487)	(454)	(454)	(1,399)	(1,312)

Net economic profit (note 2)	158	264	79	593	(227)

Revenue (c)	2,907	3,049	2,978	8,981	8,075
Revenue growth (%) (d)	(2.4)	14.8	8.4	11.2	9.2
Productivity ratio (%) ((a/c) x 100)	65.3	60.0	62.9	62.0	69.4
Cash productivity ratio (%) ((b/c) x 100) (note 2)	65.0	59.7	62.5	61.7	69.0
Non-interest expense growth (%) (e)	1.4	(3.1)	5.1	(0.6)	10.4
Cash-based non-interest expense growth (%) (f) (note 2)	1.5	(2.9)	5.1	(0.5)	10.4
Operating leverage (%) (d-e)	(3.8)	17.9	3.3	11.8	(1.2)
Cash operating leverage (%) (d-f) (note 2)	(3.9)	17.7	3.3	11.7	(1.2)
EPS (uses net income) ($)	1.13	1.26	0.97	3.51	1.97
Cash EPS (note 1) (uses cash net income) ($) (note 2)	1.14	1.28	0.98	3.55	2.01

Note 1: The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

Note 2: These are non-GAAP amounts or non-GAAP measures.

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate that certain amounts or measures exclude the effects of items but we generally do so in conjunction with disclosure of the nearest GAAP measure and provide details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to reflect ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule on the preceding page that summarizes notable items that have affected results in the reporting periods.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.

BMO Financial Group Third Quarter Report 2010 • 29

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2009 Annual Report, this quarterly news release, presentation materials and a supplementary financial information package online.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 24, 2010, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, December 6, 2010, by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 7878814.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, December 6, 2010.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Senior Vice-President, Deputy General Counsel,
Corporate Affairs and Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
May 2010 $60.53 ($59.32*)
June 2010 $59.81
July 2010 $62.69
* reflects 2% discount for dividend reinvestment
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our website at www.bmo.com

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Annual Meeting 2011
The next Annual Meeting of Shareholders will be held on Tuesday, March 22, 2011, in Vancouver, British Columbia.